Form 10-K405, Exhibit 13
U S HEALTHCARE INC
filed 1995-03-30
CIK 711405

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Shareholders
U.S. Healthcare, Inc.

We have audited the accompanying consolidated balance sheets of U.S. Healthcare, Inc. as of December 31, 1994 and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Healthcare, Inc. at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for marketable securities as of December 31, 1993.


                                        /s/  ERNST & YOUNG  LLP




Philadelphia, Pennsylvania
February 3, 1995

CONSOLIDATED BALANCE SHEETS




                                                                                             December 31
                                                                                 -----------------------------
(amounts in thousands except per share data)                                            1994             1993
==============================================================================================================
ASSETS
    Current assets:
         Cash and cash equivalents                                                $  123,814       $   96,339
         Marketable securities                                                     1,009,244          953,694
         Receivables                                                                 103,465           98,294
         Other                                                                        38,453           17,807
                                                                                 -----------------------------
             Total current assets                                                  1,274,976        1,166,134
    Property and equipment, less accumulated depreciation                            127,562          124,231
    Marketable securities                                                             33,405           37,592
    Other long-term assets                                                            27,944           15,696
                                                                                 -----------------------------
             Total assets                                                         $1,463,887       $1,343,653
                                                                                 =============================

LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities:
         Medical costs payable                                                    $  378,321       $  418,898
         Unearned premiums                                                            32,283           27,524
         Accounts payable and accrued liabilities                                     84,747           44,596
         Income taxes payable                                                         46,525           67,242
                                                                                 -----------------------------
             Total current liabilities                                               541,876          558,260

    Long-term liabilities                                                             16,338           15,666
                                                                                 -----------------------------
             Total liabilities                                                       558,214          573,926
                                                                                 -----------------------------
    Shareholders' equity:
         Common stock, $.005 par value - 275,000 shares
             authorized; 148,307 and 146,951 shares
             issued in 1994 and 1993                                                     741              735
         Class B stock, $.005 par value - 50,000 shares
             authorized; 14,537 and 15,057 shares
             issued and outstanding in 1994 and 1993                                      73               75
         Additional paid-in capital                                                  157,275          130,482
         Retained earnings                                                           899,072          622,815
         Net unrealized gains (losses) on marketable securities,
             less applicable income taxes                                            (27,203)          23,301
         Common stock held in treasury - at cost; 2,821 and 233 shares
             in 1994 and 1993                                                       (105,892)          (5,996)
         Unearned portion of restricted common stock                                 (18,393)          (1,685)
                                                                                 -----------------------------
             Shareholders' equity                                                    905,673          769,727
                                                                                 -----------------------------
             Total liabilities and shareholders' equity                           $1,463,887       $1,343,653
                                                                                 =============================

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME





                                                                                                  Years ended December 31
                                                                                       --------------------------------------------
(amounts in thousands except per share data)                                                  1994           1993             1992
===================================================================================================================================
REVENUE:
    Premiums                                                                            $2,876,512     $2,559,708       $2,116,563
    Investment income, including net realized gains and losses                              65,214         65,315           60,139
    Other, principally administrative services fees                                         32,770         20,212           12,522
                                                                                        -------------------------------------------
                                                                                         2,974,496      2,645,235        2,189,224
EXPENSES:
    Medical costs                                                                        1,994,780      1,861,985        1,631,317
    Administrative, marketing and other operating costs                                    322,372        279,586          227,770
                                                                                        -------------------------------------------
                                                                                         2,317,152      2,141,571        1,859,087
                                                                                        -------------------------------------------
Income before income taxes                                                                 657,344        503,664          330,137
Provision for income taxes                                                                 266,225        203,989          130,091
                                                                                        -------------------------------------------
NET INCOME                                                                              $  391,119     $  299,675       $  200,046
                                                                                        ===========================================
NET INCOME PER COMMON AND COMMON EQUIVALENT
    SHARE - PRIMARY AND FULLY DILUTED                                                        $2.42          $1.84            $1.23
                                                                                        ===========================================
Weighted average number of common and
    common equivalent shares outstanding:
         Primary                                                                           161,646        162,654          162,401
         Fully diluted                                                                     161,704        162,798          162,614

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                    Common stock                    Class B stock
                                                          --------------------------       ---------------------------
                                                              Number                          Number
(amounts in thousands except per share data)               of shares       Par value       of shares       Par value
======================================================================================================================
BALANCE AT DECEMBER 31, 1991                                  73,686            $368           7,170             $36
    Exercise of stock options and related tax benefits         1,223               6              --              --
    Earned portion of restricted common stock                     --              --              --              --
    Restricted common stock canceled                              --              --              --              --
    Conversion of Class B stock to common stock                    3              --              (3)             --
    Dividend of U.S. Bioscience common stock                      --              --              --              --
    Retirement of treasury stock                             (10,331)            (51)             --              --
    Cash dividends paid:
         $.2733 per common share                                  --              --              --              --
         $.2460 per Class B share                                 --              --              --              --
    Net income                                                    --              --              --              --
    Shares distributed under a 3 for 2 stock split            32,200             161           3,584              18
                                                           ------------------------------------------------------------
BALANCE AT DECEMBER 31, 1992                                  96,781             484          10,751              54
    Exercise of stock options and related tax benefits           453               2              --              --
    Net unrealized gains on marketable securities,
         less applicable income taxes                             --              --              --              --
    Restricted common stock awarded                               30              --              --              --
    Earned portion of restricted common stock                     --              --              --              --
    Restricted common stock canceled                             (10)             --              --              --
    Conversion of Class B stock to common stock                  713               4            (713)             (4)
    Purchase of treasury stock                                    --              --              --             --
    Cash dividends paid:
         $.3867 per common share                                  --              --              --              --
         $.3480 per Class B share                                 --              --              --              --
    Net income                                                    --              --              --              --
    Shares distributed under a 3 for 2 stock split            48,984             245           5,019              25
                                                           ------------------------------------------------------------
BALANCE AT DECEMBER 31, 1993                                 146,951             735          15,057              75
    Exercise of stock options and related tax benefits           402               2              --              --
    Net unrealized (losses) on marketable securities,
         less applicable income taxes                             --              --              --              --
    Restricted common stock awarded                              458               2              --              --
    Earned portion of restricted common stock                     --              --              --              --
    Restricted common stock canceled                             (24)             --              --              --
    Conversion of Class B stock to common stock                  520               2            (520)             (2)
    Purchase of treasury stock                                    --              --              --              --
    Cash dividends paid:
         $.7233 per common share                                  --              --              --              --
         $.6510 per Class B share                                 --              --              --              --
    Net income                                                    --              --              --              --
                                                           ------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                                 148,307            $741          14,537             $73
                                                           ============================================================

See accompanying notes.

                                                         Common stock                    Unearned portion of
                             Net unrealized            held in treasury                restricted common stock
   Additional                gains (losses)       --------------------------      --------------------------------
      paid-in     Retained    on marketable         Number                            Number                          Shareholders'
      capital     earnings       securities      of shares           Cost          of shares              Amount            equity
====================================================================================================================================
     $136,101    $ 303,454               --       (10,319)     $ (91,292)              (129)           $ (1,773)         $ 346,894
       20,318           --               --            --             --                 --                  --             20,324
           --           --               --            --             --                 54                 413                413
         (311)          --               --           (12)           (84)                12                 395                 --
           --           --               --            --             --                 --                  --                 --
      (19,101)          --               --            --             --                 --                  --            (19,101)
      (16,322)     (75,003)              --        10,331         91,376                 --                  --                 --

           --      (39,518)              --            --             --                 --                  --            (39,518)
           --       (3,968)              --            --             --                 --                  --             (3,968)
           --      200,046               --            --             --                 --                  --            200,046
         (179)          --               --            --             --                (40)                 --                 --
------------------------------------------------------------------------------------------------------------------------------------
      120,506      385,011               --            --             --               (103)               (965)           505,090
        8,993           --               --            --             --                 --                  --              8,995

           --           --         $ 23,301            --             --                 --                  --             23,301
        1,276           --               --            --             --                (30)             (1,276)                --
           --           --               --            --             --                 57                 533                533
          (23)          --               --            --             --                 10                  23                 --
           --           --               --            --             --                 --                  --                 --
           --           --               --          (155)        (5,996)                --                  --             (5,996)

           --      (56,490)              --            --             --                 --                  --            (56,490)
           --       (5,381)              --            --             --                 --                  --             (5,381)
           --      299,675               --            --             --                 --                  --            299,675
         (270)          --               --           (78)            --                (33)                 --                 --
------------------------------------------------------------------------------------------------------------------------------------
      130,482      622,815           23,301          (233)        (5,996)               (99)             (1,685)           769,727
        8,146           --               --            --             --                 --                  --              8,148

           --           --          (50,504)           --             --                 --                  --            (50,504)
       19,300           --               --            --             --               (458)            (19,302)                --
           --           --               --            --             --                 64               1,941              1,941
         (653)          --               --            --             --                 24                 653                 --
           --           --               --            --             --                 --                  --                 --
           --           --               --        (2,588)       (99,896)                --                  --            (99,896)

           --     (105,157)              --            --             --                 --                  --           (105,157)
           --       (9,705)              --            --             --                 --                  --             (9,705)
           --      391,119               --            --             --                 --                  --            391,119
------------------------------------------------------------------------------------------------------------------------------------
     $157,275    $ 899,072         $(27,203)       (2,821)     $(105,892)              (469)           $(18,393)         $ 905,673
====================================================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   Years ended December 31
                                                                                       ---------------------------------------------
(amounts in thousands)                                                                         1994           1993             1992
====================================================================================================================================
OPERATING ACTIVITIES:
    Net income                                                                          $   391,119    $   299,675      $   200,046
    Adjustments to reconcile net income to cash flow
         from operating activities:
             Depreciation and amortization                                                   27,763         21,786           17,412
             Net realized (gains) losses on sales of marketable securities                    2,461        (10,769)         (13,134)
             Other non-cash (credits) charges, net                                            3,267         (1,885)             246
             Changes in operating assets and liabilities:
                 Receivables                                                                 (5,171)       (15,277)         (10,913)
                 Medical costs payable                                                      (40,577)        35,651           47,047
                 Accounts payable and accrued liabilities                                    40,151         12,610            3,497
                 Income taxes payable                                                        (2,327)        29,763           24,997
                 Other, net                                                                     692         10,603              (85)
                                                                                       ---------------------------------------------
                    Cash flow from operating activities                                     417,378        382,157          269,113
                                                                                       ---------------------------------------------

INVESTING ACTIVITIES:
    Purchase of marketable securities                                                    (1,161,082)    (1,604,199)      (1,854,375)
    Purchase of property and equipment, net                                                 (27,219)       (40,871)         (43,050)
    Proceeds from maturities or sales of marketable securities                            1,024,618      1,299,363        1,770,082
    Other                                                                                   (16,122)        (7,614)          (4,845)
                                                                                       ---------------------------------------------
                    Cash flow from investing activities                                    (179,805)      (353,321)        (132,188)
                                                                                       ---------------------------------------------

FINANCING ACTIVITIES:
    Proceeds from exercise of stock options                                                   4,660          3,804            6,638
    Purchase of treasury stock                                                              (99,896)        (5,996)              --
    Cash dividends paid                                                                    (114,862)       (61,871)         (43,486)
    Income taxes paid related to dividend of
         U.S. Bioscience shares                                                                  --             --          (19,101)

                                                                                       ---------------------------------------------
                    Cash flow from financing activities                                    (210,098)       (64,063)         (55,949)
                                                                                       ---------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                             27,475        (35,227)          80,976
Cash and cash equivalents at beginning of year                                               96,339        131,566           50,590
                                                                                       ---------------------------------------------
Cash and cash equivalents at end of year                                                 $  123,814    $    96,339      $   131,566
                                                                                       =============================================
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid, net of state income tax refunds                                       $  270,476    $   176,904      $   125,691

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Income tax benefits related to exercise of stock options                                 $    3,488    $     5,191      $    13,686

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation-- The consolidated financial statements include the accounts of U.S. Healthcare, Inc. and its subsidiaries (the Company), all of which are wholly-owned except for one which is not a health maintenance organization (HMO). All significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents-- The Company classifies with cash all highly liquid instruments which mature within three months from the date of purchase. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value.

Marketable Securities-- The Company adopted Statement of Financial Accounting Standards Number 115 (FAS 115) - "Accounting for Certain Investments in Debt and Equity Securities" as of December 31, 1993. Under FAS 115, the Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such classification as of each balance sheet date. As of December 31, 1994 and 1993, all securities are classified as available for sale. Such securities are carried at fair value and cumulative net unrealized gains or losses, less applicable income taxes, are recorded as a separate component of shareholders' equity. Realized gains and losses and unrealized losses judged to be other than temporary are included in net income. Fair values of marketable securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on market prices of comparable instruments. The cost of securities sold is based on the specific identification method.

The adoption of FAS 115 had no effect on net income but, as of December 31, 1993, increased marketable securities by $38,204,000, representing net unrealized gains, and shareholders' equity by $23,301,000 (net unrealized gains less deferred income taxes of $14,903,000).

Marketable securities restricted in accordance with certain federal and state requirements relating principally to HMOs are classified as non-current assets. The Company determined that other marketable securities held as of December 31, 1994 and 1993 were available for use in current operations and, accordingly, classified such securities as current assets without regard to the securities' contractual maturity dates.

Property and Equipment-- Property and equipment, stated at cost, are depreciated on the straight-line method over their estimated useful lives for financial reporting purposes and under accelerated methods for income tax purposes.

Revenue-- Premium revenue for prepaid health care is recognized as income in the month in which the enrollees are entitled to health care services. Administrative services fees are recognized as income as services are rendered.

Medical Costs-- Medical costs consist principally of medical claims and capitation costs. Medical claims include estimates of payments to be made on claims reported as of the balance sheet date and estimates of health care services rendered but not reported to the Company as of the balance sheet date. Such estimates include the cost of services which will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contract provisions or regulatory requirements. Medical claims payable are estimated periodically and any resulting adjustments are included in current operations. Capitation costs represent monthly fees to participating physicians and other medical providers as retainers for providing continuing medical care.

Income Taxes-- Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Such temporary differences include depreciation and amortization, allowance for doubtful accounts, accrued compensated absences, deferred compensation and net unrealized gains or losses on marketable securities.

Retirement Plans-- The Company has a defined contribution pension plan covering substantially all of its employees, subject to certain age and service requirements. The Company's contribution for each eligible employee is a percentage of the employee's compensation, as defined. The Company also has an employee savings plan (401(k)) available to all its employees, subject to certain age and service requirements. The Company matches 33 1/3% of the employee contribution, up to a maximum of 2% of the employee's annual compensation. The Company funds pension and savings plan costs accrued. In 1993, the Company established a retiree health benefit plan covering substantially all its employees, subject to certain age and service requirements, except for certain "key employees," as defined in the plan. Company contributions, which are at the Company's sole discretion, are paid to a voluntary employees' beneficiary association (VEBA) trust. Any such contributions to the VEBA trust are allocated and credited to separate accounts established for each eligible employee and for each employee's eligible spouse. Funds accumulated in these separate accounts are used to fund all or a portion of the premiums for health care benefit coverage for eligible retired employees and their eligible spouses. When funds in these separate accounts are exhausted, neither the Company nor the VEBA trust have any obligation to make any further contributions or payments.

Net Income Per Common and Common Equivalent Share-- Primary and fully diluted net income per common and common equivalent share are based upon the applicable weighted average number of common and common equivalent (Class B stock and stock options) shares outstanding during the year, after giving effect to the stock splits explained in Note 7.

2. MARKETABLE SECURITIES

The following is a summary of marketable securities as of December 31, 1994 and 1993:

                                                                       Gross            Gross      Estimated
                                                    Amortized     unrealized       unrealized           fair
(amounts in thousands)                                   cost          gains           losses          value
===============================================================================================================
December 31, 1994
    Certificates of deposit                        $    5,460             --              --      $    5,460
    U.S. Government obligations                       962,493        $   237        $(40,863)        921,867
    Municipal tax-exempt bonds                        117,632            505          (4,315)        113,822
    Other                                               1,500             --              --           1,500
                                                   -----------------------------------------------------------
                                                   $1,087,085        $   742        $(45,178)     $1,042,649
                                                   ===========================================================
    Classified as current                          $1,050,932        $   718        $(42,406)     $1,009,244
    Classified as non-current                          36,153             24          (2,772)         33,405
                                                   -----------------------------------------------------------
                                                   $1,087,085        $   742        $(45,178)     $1,042,649
                                                   ===========================================================
December 31, 1993
    Certificates of deposit                        $    9,420             --              --      $    9,420
    U.S. Government obligations                       861,624        $38,576        $ (5,011)        895,189
    Municipal tax-exempt bonds                         80,538          4,645              (6)         85,177
    Other                                               1,500             --              --           1,500
                                                   -----------------------------------------------------------
                                                   $  953,082        $43,221        $ (5,017)     $  991,286
                                                   ===========================================================
    Classified as current                          $  917,680        $40,906        $ (4,892)     $  953,694
    Classified as non-current                          35,402          2,315            (125)         37,592
                                                   -----------------------------------------------------------
                                                   $  953,082        $43,221        $ (5,017)     $  991,286
                                                   ===========================================================

The contractual maturities of marketable securities as of December 31, 1994 were as follows:

                                                                                                                   Estimated
                                                                                                   Amortized            fair
(amounts in thousands)                                                                                  cost           value
=============================================================================================================================
Due in one year or less                                                                           $   24,545      $   24,481
Due after one year through five years                                                                872,315         837,047
Due after five years through ten years                                                               148,730         141,606
Due after ten years                                                                                   41,495          39,515
                                                                                                  ---------------------------
                                                                                                  $1,087,085      $1,042,649
                                                                                                  ===========================

During the year ended December 31, 1994 proceeds from sales and maturities of available for sale securities were $1,024,618,000, resulting in gross realized gains and losses of $13,890,000 and $16,351,000, respectively.

3. RECEIVABLES

Receivables consist of the following:

                                                                                                            December 31
                                                                                                    ---------------------------
(amounts in thousands)                                                                                  1994            1993
===============================================================================================================================
Premiums (net of allowance for doubtful accounts of $12,910 in 1994
    and $12,141 in 1993)                                                                            $ 83,711         $78,157
Interest                                                                                              16,441          16,486
Other                                                                                                  3,313           3,651
                                                                                                    ------------------------
                                                                                                    $103,465         $98,294
                                                                                                    ========================

For the years ended December 31, 1994, 1993 and 1992, premiums billed to the federal government, excluding premiums for Medicare beneficiaries, represented 9%, 10% and 11%, respectively, of premium revenue.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                                                            December 31
                                                                                                    -------------------------
(amounts in thousands)                                                                                  1994            1993
=============================================================================================================================
Land                                                                                                $  5,888        $  5,835
Buildings                                                                                             55,297          51,494
Furniture and equipment                                                                              101,877          78,993
Aircraft                                                                                              37,881          37,881
                                                                                                    -------------------------
                                                                                                     200,943         174,203
    Less accumulated depreciation                                                                     73,381          49,972
                                                                                                    -------------------------
                                                                                                    $127,562        $124,231
                                                                                                    =========================

Depreciation expense for 1994, 1993 and 1992 was $23,888,000, $18,699,000 and
$14,989,000, respectively.

5. INCOME TAXES

The provision for income taxes consists of the following:

                                                                                             Years ended December 31
                                                                                       ---------------------------------------
(amounts in thousands)                                                                   1994           1993             1992
==============================================================================================================================
Current provision:
     Federal                                                                         $211,206       $165,657         $108,107
     State                                                                             55,404         41,892           23,672
                                                                                    ------------------------------------------
                                                                                      266,610        207,549          131,779
Deferred (benefit):
     Federal                                                                             (307)        (3,055)          (1,070)
     State                                                                                (78)          (505)            (618)
                                                                                    ------------------------------------------
                                                                                         (385)        (3,560)          (1,688)
                                                                                    ------------------------------------------
                                                                                     $266,225       $203,989         $130,091
                                                                                    ==========================================

A reconciliation between the federal statutory income tax rates and the Company's effective income tax rates is as follows:

                                                                                                 Years ended December 31
                                                                                         --------------------------------------
(percentage of income before income taxes)                                                1994             1993           1992
===============================================================================================================================
Federal statutory income tax rates                                                       35.0%            35.0%          34.0%
Income tax rates are affected by:
     State income taxes                                                                   5.4%             5.3%           4.6%
     Other, net                                                                           0.1%             0.2%           0.8%
                                                                                         --------------------------------------
Effective income tax rates                                                               40.5%            40.5%          39.4%
                                                                                         ======================================

6. COMMITMENTS AND CONTINGENCIES

The Company has employment contracts with certain management personnel expiring at various dates through 1999. Annual minimum payments under these contracts, subject to employee compliance with the terms of the agreements, are as follows:

    1995    -   $16,232,000
    1996    -   $ 8,603,000
    1997    -   $ 7,350,000
    1998    -   $   354,000
    1999    -   $   275,000

The Company leases certain office space under noncancelable operating leases. Annual minimum payments under these leases are as follows:

    1995    -    $4,172,000
    1996    -    $4,044,000
    1997    -    $3,639,000
    1998    -    $2,438,000
    1999    -    $1,733,000
Thereafter  -    $2,466,000

Rental costs in 1994, 1993 and 1992 were $3,543,000, $3,848,000 and $2,803,000, respectively.

The Company is involved in certain claims and legal actions arising in the ordinary course of business, including legal actions concerning benefit plan coverage and other determinations by the Company and alleged medical malpractice by participating providers. In the opinion of management, these claims and legal actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

7. SHAREHOLDERS' EQUITY

On September 11, 1992 and February 22, 1994, the Board of Directors declared 3 for 2 stock splits on common and Class B stock effected in the form of 50% stock dividends paid on September 28, 1992 and March 29, 1994, respectively. The effects of the 1994 stock split have been reflected in shareholders' equity as of December 31, 1993 as if the stock split had occurred as of that date. Amounts shown as cash dividends paid per common and Class B share for all periods presented reflect the effects of these stock splits.

On August 10, 1992, the Company distributed to its shareholders, in the form of a dividend, approximately 6.7 million shares of U.S. Bioscience, Inc. common stock representing U.S. Healthcare's remaining holdings in this former affiliate. The distribution had no effect on U.S. Healthcare's net income but reduced shareholders' equity by $19,101,000, representing applicable income taxes computed at the rate of 34% of the aggregate fair market value (based on $8.4375 per share), as of August 10, 1992, of the shares distributed.

Class B stock is convertible into common stock on a share for share basis and is entitled to receive cash dividends in an amount not to exceed 90% of cash dividends paid on common stock. Voting rights are one vote per share for common stock and fifty votes per share for Class B stock.

The Company is authorized to issue 50,000,000 shares of preferred stock with no par value. No shares were issued as of December 31, 1994 and 1993.

The Company has incentive stock plans that provide for grants of stock options and restricted stock awards. Recipients of stock options include employees, members of the Board of Directors and certain physicians who contract with the Company. Generally, the option price is not less than the market value of the stock when the options are granted. Options granted under the plans are generally exercisable commencing one year from the date of grant in increments ranging from 20% to 33 1/3% a year. Continued affiliation with the Company is a condition of vesting and exercise. Restricted stock awards of common stock are granted to selected employees and certain physicians who contract with the Company, subject to forfeiture if affiliation with the Company terminates or violations of other terms of the awards occur prior to the end of the prescribed restriction period. Shares are granted without payment to the Company. Recipients have all of the rights of shareholders except that the shares are deposited with the Company and cannot be disposed of until the restrictions have lapsed. The approximate fair value (as of the award date) of shares awarded is accrued, and charged to expense ratably as the restrictions are lifted and the shares released to the recipients.

Information concerning options outstanding for the two most recent years, after giving effect to the stock splits described above, is as follows:

                                                         Number of shares under option
                                                -----------------------------------------------            Option price
(amounts in thousands except per share data)    Incentive       Non-Statutory            Total                per share
========================================================================================================================
Outstanding at December 31, 1992                   1,943              231                 2,174          $ 1.48 - 32.43
Granted                                              990              398                 1,388          $ 6.50 - 32.45
Exercised                                           (588)             (92)                 (680)         $ 1.48 - 27.83
Canceled                                             (92)             (27)                 (119)         $ 1.55 - 28.64
                                                ------------------------------------------------

Outstanding at December 31, 1993                   2,253              510                 2,763          $ 1.55 - 32.45
Granted                                              386              483                   869          $37.09 - 46.09
Exercised                                           (383)             (26)                 (409)         $ 1.55 - 29.73
Canceled                                             (81)             (39)                 (120)         $13.67 - 37.98
                                                ------------------------------------------------
Outstanding at December 31, 1994                   2,175              928                 3,103          $ 1.55 - 46.09
                                                ================================================
Exercisable at December 31, 1994                     679              124                   803
                                                ================================================

At December 31, 1994 and 1993, 28,018,000 and 28,443,000 shares, respectively, of common stock were reserved for issuance under the plans discussed, after giving effect to the stock splits described above.

8. CONTRACTUAL ARRANGEMENTS WITH MEDICAL CARE PROVIDERS

The Company generally compensates primary care physicians through prospective compensation arrangements which incorporate quality assessment standards and the cost of care as factors used to adjust monthly capitation payments to individual physician offices and to determine the amount of additional periodic payments. In addition, the Company has prospective compensation arrangements for mental health care, diagnostic laboratory services, radiology and diagnostic imaging services, podiatric treatment and prescription drug dispensing. The Company also has contracts that provide for all-inclusive per diem and per case hospitalization rates and fixed rates for ambulatory surgery, emergency room services and specialist services. The Company has also entered into quality based compensation arrangements with certain hospitals for inpatient care, as well as agreements with certain integrated health delivery systems under which the systems are compensated on a prospective basis for medical services, including primary, specialist and hospital care. The arrangements described above cover the majority of medical services.

9. PENSION AND RETIREE HEALTH BENEFITS PLAN COSTS

Pension costs in 1994, 1993, and 1992 were $8,772,000, $7,161,000 and
$7,016,000, respectively. Retiree health benefit plan costs in 1994 and 1993 were $3,800,000 and $5,500,000, respectively.

10. ADVERTISING COSTS

Advertising costs in 1994, 1993, and 1992 were $37,129,000, $28,435,000 and
$19,056,000, respectively.

PRICE RANGE OF COMMON STOCK

The common stock of the Company is traded on The Nasdaq Stock Market under the symbol USHC. The following table sets forth for the indicated periods the high and low prices of the common stock as reported by Nasdaq. All quotations reflect the effects of the stock splits explained in Note 7 of Notes to Consolidated Financial Statements and have been rounded to the nearest one-eighth.

                                                                                1994                     1993
                                                                        --------------------     --------------------
                                                                         High          Low         High           Low
======================================================================================================================
First Quarter                                                          45 1/2       36 5/8       38 5/8        26 3/8
Second Quarter                                                         47 1/2       35           34 5/8        25 3/8
Third Quarter                                                          47 1/4       33 3/4       34 5/8        27 1/2
Fourth Quarter                                                         49           38           39 5/8        28 1/2

On February 10, 1995, there were 3,069 and 23 shareholders of record of common and Class B stock, respectively. The Class B stock cannot be traded but is convertible into common stock on a share for share basis.


DIVIDENDS

The Company began paying regular quarterly cash dividends during the second quarter of 1985. The table below sets forth the cash dividends per share paid during 1994 and 1993, after giving effect to the stock splits explained in Note 7 of Notes to Consolidated Financial Statements.

                                                         1994                                     1993
                                          ---------------------------------        ----------------------------------
                                             Common stock     Class B stock          Common stock     Class B stock
                                          ------------------ --------------        ---------------- -----------------
First Quarter                                   $.1333           $.1200                 $.0866           $.0780
Second Quarter                                   .1700            .1530                  .0867            .0780
Third Quarter                                    .2100            .1890                  .1067            .0960
Fourth Quarter                                   .2100            .1890                  .1067            .0960
                                          ------------------ --------------        ---------------- -----------------
   Total for year                               $.7233           $.6510                 $.3867           $.3480
                                          ================== ==============        ================ =================

Future dividends will be declared and paid at the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, capital requirements and the general financial condition of the Company. Cash dividends on the Class B stock may be paid only when dividends on the common stock are declared and paid. Cash dividends on a share of Class B stock cannot exceed 90% of the cash dividends on a share of common stock.

SELECTED FINANCIAL DATA

This data should be read in conjunction with the accompanying financial statements and related notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report.


                                                                             Years ended December 31
                                                     -----------------------------------------------------------------------
(amounts in thousands except per share data)              1994         1993            1992            1991           1990
============================================================================================================================
INCOME STATEMENT DATA:

REVENUE:
  Premiums                                          $2,876,512   $2,559,708      $2,116,563      $1,659,667     $1,287,205
  Investment income, including net
     realized gains and losses                          65,214       65,315          60,139          44,101         33,164
  Other, principally administrative
     services fees                                      32,770       20,212          12,522           4,733          9,669
                                                    ------------------------------------------------------------------------
                                                     2,974,496    2,645,235       2,189,224       1,708,501      1,330,038
EXPENSES:
  Medical costs                                      1,994,780    1,861,985       1,631,317       1,279,960      1,062,669
  Administrative, marketing and other
     operating costs                                   322,372      279,586         227,770         182,723        146,524
                                                    ------------------------------------------------------------------------
                                                     2,317,152    2,141,571       1,859,087       1,462,683      1,209,193
                                                    ------------------------------------------------------------------------
Income from operations                                 657,344      503,664         330,137         245,818        120,845
Other income                                                --           --              --           1,485          3,219
                                                    ------------------------------------------------------------------------
Income before income taxes                             657,344      503,664         330,137         247,303        124,064
Provision for income taxes                             266,225      203,989         130,091          96,203         46,544
                                                    ------------------------------------------------------------------------
NET INCOME                                          $  391,119   $  299,675      $  200,046      $  151,100     $   77,520
                                                    ========================================================================
NET INCOME PER COMMON AND COMMON
  EQUIVALENT SHARE:(a)
     PRIMARY                                             $2.42        $1.84           $1.23            $.93           $.48
     FULLY DILUTED                                       $2.42        $1.84           $1.23            $.92           $.48

Weighted average number of common and
  common equivalent shares outstanding:(a)
     Primary                                           161,646      162,654         162,401         162,968        161,072
     Fully diluted                                     161,704      162,798         162,614         163,397        162,473

Cash dividends paid per common share(a)                 $.7233       $.3867          $.2733          $.1600         $.1022
Cash dividends paid per Class B share(a)                $.6510       $.3480          $.2460          $.1440         $.0920

Medical costs as a percentage of premiums                69.3%        72.7%           77.1%           77.1%          82.6%

BALANCE SHEET DATA:
  Total assets(b)                                   $1,463,887   $1,343,653      $  981,094      $  758,218     $  613,466
  Total liabilities(b)                                 558,214      573,926         476,004         411,324        379,929
  Shareholders' equity(b)                              905,673      769,727         505,090         346,894        233,537



(a) After giving effect to the stock splits explained in Note 7 of Notes to Consolidated Financial Statements.

(b) After giving effect to a change in the method of accounting for marketable securities as of December 31, 1993 explained in Note 1 of Notes to Consolidated Financial Statements.

SUPPLEMENTARY FINANCIAL INFORMATION

The following table contains certain selected quarterly unaudited financial data for 1994 and 1993.

                                                               First       Second           Third          Fourth
(amounts in thousands except per share data)                 Quarter      Quarter         Quarter         Quarter          Total
==================================================================================================================================
1994
Revenue                                                     $715,946     $726,852        $754,820        $776,878     $2,974,496
Income before income taxes                                   150,149      156,754         170,346         180,095        657,344
Net income                                                    89,339       93,268         101,361         107,151        391,119
Net income per common and common
  equivalent share - primary and
  fully diluted*                                                $.55         $.58            $.63            $.67          $2.42


1993
Revenue                                                     $640,706     $650,221        $674,194        $680,114     $2,645,235
Income before income taxes                                   104,166      111,051         135,132         153,315        503,664
Net income                                                    63,021       67,183          78,254          91,217        299,675
Net income per common and common
  equivalent share - primary and
  fully diluted*                                                $.39         $.41            $.48            $.56          $1.84


* After giving effect to the stock splits explained in Note 7 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Substantially all of the Company's revenues are generated from premiums received for health care coverage provided to its members. These premiums represent approximately 97% of the Company's total revenues for each of the years ended December 31, 1994, 1993 and 1992. The Company's operating expenses are primarily medical costs consisting principally of medical claims and capitation costs.

The Company's results of operations depend in large part on accurately predicting and effectively managing medical costs and other operating expenses. A number of factors, including competition, changes in health care practices, changes in federal or state laws and regulations, inflation, provider contract changes, new technologies, government imposed surcharges, taxes or assessments, reductions in provider payments by governmental payors (such reductions may cause providers to seek higher payments from private payors), major epidemics, disasters and numerous other factors affecting the delivery and cost of health care, may in the future affect the Company's ability to control its medical costs and other operating expenses. Governmental action (including downward adjustments to premium rates requested by the Company, which adjusted rates could be lower than premium rates then in effect) or business conditions (including competition and the other factors described above) could result in premium revenues not increasing to offset increases in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums.

Proposals have been made at the federal and state government levels related to the health care system. The Company is unable to predict or evaluate the content of any legislation that may be enacted, when any such legislation will be implemented, or the effect of such legislation on the Company's business.

OPERATIONS

1994 Compared to 1993
Premiums and other revenue (principally administrative services fees) increased $329,362,000 or 13%. Principal factors for the increase are a 12% growth in U.S. Healthcare-insured health plan membership (175,000 additional members) and higher premium rates. The average premium for U.S. Healthcare-insured non-Medicare plans, which at December 31, 1994 had about 1,658,000 members, increased 1% to approximately $139 per member per month. The average premium for the Medicare plans, which at December 31, 1994 had about 38,000 members, decreased 2% to approximately $457 per member per month. At December 31, 1994, the Company also had about 271,000 members in employer-funded health plans.

The following tables show total premiums earned in 1994 and the increase in premiums compared to 1993 by plan type and region.*

                                                                            1994
(amounts in thousands)                                                  Premiums     Increase
==============================================================================================
PREMIUMS BY PLAN TYPE:
Commercial plans                                                      $2,635,621     $233,190
Medicare plans                                                           178,405       43,581
Medicaid and other plans                                                  62,486       40,033
                                                                      ------------------------
                                                                      $2,876,512     $316,804
                                                                      ========================
PREMIUMS BY REGION:
Mid-Atlantic                                                          $1,662,935     $128,637
Northeastern                                                           1,157,426      168,516
Southern                                                                  56,151       19,651
                                                                      ------------------------
                                                                      $2,876,512     $316,804
                                                                      ========================


* The Company's HMOs are grouped into three regions: the Mid-Atlantic region, consisting of Pennsylvania and Southern New Jersey; the Northeastern region, consisting of Central and Northern New Jersey, New York, Connecticut, Massachusetts and New Hampshire; and the Southern region, consisting of Delaware, Maryland, the District of Columbia and Georgia.

Investment income was virtually unchanged from 1993, because realized net losses on sales of marketable securities and a decrease in the yield on investments combined to offset earnings from higher investment portfolio balances.

Medical costs increased $132,795,000 or 7% over 1993, primarily due to a 12% growth in U.S. Healthcare-insured membership, partly offset by lower costs per member.

Administrative, marketing and other operating costs increased $42,786,000 or 15% over 1993. Personnel costs contributed the largest increase as a result of higher salaries, an increase in the number of employees necessitated, in part, by higher business volume and changes in product mix, and increased marketing capability.

1993 Compared to 1992

Premiums and other revenue (principally administrative services fees) increased $450,835,000 or 21%. Principal factors for the increase are an 8% growth in U.S. Healthcare-insured health plan membership (116,000 additional members) and higher premium rates. The average premium for U.S. Healthcare-insured non-Medicare plans, which at December 31, 1993 had about 1,496,000 members, increased 10% to approximately $137 per member per month. The average premium for the Medicare plans, which at December 31, 1993 had about 25,000 members, increased 12% to approximately $467 per member per month. At December 31, 1993, the Company also had about 153,000 members in employer-funded health plans.

The following tables show total premiums earned in 1993 and the increase in premiums compared to 1992 by plan type and region.

                                                                            1993
(amounts in thousands)                                                  Premiums     Increase
==============================================================================================
PREMIUMS BY PLAN TYPE:
Commercial plans                                                      $2,402,431     $391,468
Medicare plans                                                           134,824       31,020
Medicaid and other plans                                                  22,453       20,657
                                                                      ------------------------
                                                                      $2,559,708     $443,145
                                                                      ========================
PREMIUMS BY REGION:
Mid-Atlantic                                                          $1,534,298     $170,680
Northeastern                                                             988,910      259,728
Southern                                                                  36,500       12,737
                                                                      ------------------------
                                                                      $2,559,708     $443,145
                                                                      ========================

Investment income increased $5,176,000 or 9% over 1992, primarily due to higher investment portfolio balances, partly offset by decreases in yields on investments and net realized gains on sales of marketable securities.

Medical costs increased $230,668,000 or 14% over 1992, principally due to an 8% growth in U.S. Healthcare-insured health plan membership and higher costs per member.

Administrative, marketing and other operating costs increased $51,816,000 or 23% over 1992. Personnel costs contributed the largest increase as a result of higher salaries and an increase in the number of employees necessitated, in part, by higher business volume and changes in product mix.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity requirements have been met from cash flows generated by operating activities. In 1994, net cash flows from such activities were $417,378,000. The Company believes that its existing financial resources are sufficient to meet its liquidity needs.

The Company is subject to federal and state regulations which require the Company's subsidiaries to maintain certain levels of tangible net assets, as defined, for use in their own operations. Some states also require prior approval before funds are transferred to affiliates.