Form 10-K, Exhibit 13
period 1995-12-31
U S HEALTHCARE INC
filed 1996-03-29
CIK 711405

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
U.S. Healthcare, Inc.

We have audited the accompanying consolidated balance sheets of U.S. Healthcare, Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Healthcare, Inc. at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for marketable securities as of December 31, 1993.

                                             /s/ ERNST & YOUNG LLP


Philadelphia, Pennsylvania
February 2, 1996

CONSOLIDATED BALANCE SHEETS

                                                      December 31
                                                ------------------------
(amounts in thousands except per share data)       1995         1994
------------------------------------------------------------------------
ASSETS
   Current assets:
      Cash and cash equivalents                  $ 804,631    $  123,814
      Marketable securities                        450,006     1,009,244
      Receivables                                  144,571       103,465
      Other                                         31,945        38,453
                                                ------------------------
         Total current assets                    1,431,153     1,274,976

   Property and equipment, less accumulated
      depreciation                                 142,137       127,562
   Marketable securities                            50,771        33,405
   Other long-term assets                           43,083        27,944
                                                ------------------------
         Total assets                           $1,667,144    $1,463,887
                                                ------------------------
                                                ------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
   Current liabilities:
      Medical costs payable                      $ 505,832     $ 378,321
      Unearned premiums                             68,655        32,283
      Accounts payable and accrued liabilities      77,511        84,747
      Income taxes payable                          28,179        46,525
                                                ------------------------
         Total current liabilities                 680,177       541,876

   Long-term liabilities                            22,836        16,338
                                                ------------------------
      Total liabilities                            703,013       558,214
                                                ------------------------
Shareholders' equity:
   Common stock, $.005 par value-275,000 shares
     authorized; 148,891 and 148,307 shares
     issued in 1995 and 1994                           744           741
   Class B stock, $.005 par value-50,000 shares
      authorized; 14,431 and 14,537 shares
      issued and outstanding in 1995 and 1994           72            73
   Additional paid-in capital                      169,359       157,275
   Retained earnings                             1,121,616       899,072
   Net unrealized gains (losses) on marketable
      securities, less applicable income
      taxes                                          4,758       (27,203)
   Common stock held in treasury-at cost;
      9,710 and 2,821 shares in 1995
      and 1994                                    (311,767)     (105,892)
   Unearned portion of restricted common stock     (20,651)      (18,393)
                                                ------------------------
      Shareholders' equity                         964,131       905,673
                                                ------------------------
      Total liabilities and shareholders'equity $1,667,144    $1,463,887
                                                ------------------------
                                                ------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

                                                            Years ended December 31
                                                    -----------------------------------
(amounts in thousands except per share data)            1995        1994        1993
---------------------------------------------------------------------------------------
OPERATING REVENUE:
   Commercial premiums                               $2,971,365  $2,635,621  $2,402,431
   Government premiums                                  490,677     240,891     157,277
   Other, principally administrative services fees       55,764      32,770      20,212
                                                    -----------------------------------
                                                      3,517,806   2,909,282   2,579,920
OPERATING EXPENSES:
   Medical costs                                      2,577,833   1,994,780   1,861,985
   Administrative, marketing and other
      operating costs                                   412,878     322,372     279,586
                                                    -----------------------------------
                                                      2,990,711   2,317,152   2,141,571
                                                    -----------------------------------
Income from operations                                  527,095     592,130     438,349
Investment income, including net realized
   gains and losses                                      91,873      65,214      65,315
                                                    -----------------------------------
Income before income taxes                              618,968     657,344     503,664
Provision for income taxes                              238,303     266,225     203,989
                                                    -----------------------------------
NET INCOME                                            $ 380,665   $ 391,119   $ 299,675
                                                    -----------------------------------
                                                    -----------------------------------
NET INCOME PER COMMON AND COMMON
   EQUIVALENT SHARE-PRIMARY AND
   FULLY DILUTED                                          $2.42       $2.42       $1.84
                                                    -----------------------------------
                                                    -----------------------------------
Weighted average number of common and
   common equivalent shares outstanding:
      Primary                                           157,015     161,646     162,654
      Fully diluted                                     157,436     161,704     162,798

See accompanying notes.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                    Common stock               Class B Stock
                                                               ----------------------    ------------------------
                                                                 Number                    Number
(amounts in thousands except per share data)                   of shares    Par value    of shares    Par value
-----------------------------------------------------------------------------------------------------------------

BALANCE AT JANUARY 1, 1993                                       96,781      $484           10,751         $54
 Exercise of stock options and related tax benefits                 453         2                -           -
 Net unrealized gains on marketable securities,
  less applicable income taxes                                        -         -                -           -
 Restricted common stock transactions, net                           20         -                -           -
 Conversion of Class B stock to common stock                        713         4             (713)         (4)
 Purchase of treasury stock                                           -         -                -           -
 Cash dividends paid:
  $.3867 per common share                                             -         -                -           -
  $.3480 per Class B share                                            -         -                -           -
 Net income                                                           -         -                -           -
 Shares distributed under a 3 for 2 stock split                  48,984       245            5,019          25
                                                               -----------------------------------------------
BALANCE AT DECEMBER 31, 1993                                    146,951       735           15,057          75
 Exercise of stock options and related tax benefits                 402         2                -           -
 Net unrealized (losses) on marketable securities,
  less applicable income taxes                                        -         -                -           -
 Restricted common stock transactions, net                          434         2                -           -
 Conversion of Class B stock to common stock                        520         2             (520)         (2)
 Purchase of treasury stock                                           -         -                -           -
 Cash dividends paid:
  $.7233 per common share                                             -         -                -           -
  $.6510 per Class B share                                            -         -                -           -
 Net income                                                           -         -                -           -
                                                               -----------------------------------------------
BALANCE AT DECEMBER 31, 1994                                    148,307       741           14,537          73
 Exercise of stock options and related tax benefits                 333         1                -           -
 Net unrealized gains on marketable securities,
  less applicable income taxes                                        -         -                -           -
 Restricted common stock transactions, net                          145         1                -           -
 Conversion of Class B stock to common stock                        106         1             (106)         (1)
 Purchase of treasury stock                                           -         -                -           -
 Cash dividends paid:
  $1.0250 per common share                                            -         -                -           -
  $.9225 per Class B share                                            -         -                -           -
 Net income                                                           -         -                -           -
                                                               -----------------------------------------------
BALANCE AT DECEMBER 31, 1995                                    148,891      $744           14,431         $72
                                                               -----------------------------------------------
                                                               -----------------------------------------------

See accompanying notes.


                                                                                   Common stock
                                                               Net unrealized    held in treasury
                                         Additional            gains (losses)  --------------------
                                            paid-in  Retained  on marketable   Number
                                            capital  earnings   securities     of shares   Cost
---------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993               $120,506     $385,011           -             -          -
 Exercise of stock options and related
 tax benefits                               8,993            -           -             -          -
 Net unrealized gains on marketable
  securities,  less applicable income
  taxes                                         -            -     $23,301             -          -
 Restricted common stock
  transactions, net                         1,253            -           -             -          -
 Conversion of Class B stock to
  common stock                                  -            -           -             -          -
 Purchase of treasury stock                     -            -           -          (155) $  (5,996)
 Cash dividends paid:
  $.3867 per common share                       -      (56,490)          -             -          -
  $.3480 per Class B share                      -       (5,381)          -             -          -
 Net income                                     -      299,675           -             -          -
 Shares distributed under a 3 for 2
   stock split                               (270)           -           -           (78)         -
                                         ----------------------------------------------------------
BALANCE AT DECEMBER 31, 1993              130,482      622,815      23,301          (233)    (5,996)
 Exercise of stock options and
  related tax benefits                      8,146            -           -             -          -
 Net unrealized (losses) on
  marketable securities,
  less applicable income taxes                  -            -     (50,504)            -          -
 Restricted common stock
  transactions, net                        18,647            -           -             -          -
 Conversion of Class B stock to
  common stock                                  -            -           -             -          -
 Purchase of treasury stock                     -            -           -        (2,588)   (99,896)
 Cash dividends paid:
  $.7233 per common share                       -     (105,157)          -             -          -
  $.6510 per Class B share                      -       (9,705)          -             -          -
 Net income                                     -      391,119           -             -          -
                                         ----------------------------------------------------------
BALANCE AT DECEMBER 31, 1994              157,275      899,072     (27,203)       (2,821)  (105,892)
 Exercise of stock options and
  related tax benefits                      6,575            -           -             -          -
 Net unrealized gains on
  marketable securities,
  less applicable income taxes                  -            -      31,961             -          -
 Restricted common stock
  transactions, net                         5,509            -           -             -          -
 Conversion of Class B stock
  to common stock                               -            -           -             -          -
 Purchase of treasury stock                     -            -           -        (6,889)  (205,875)
 Cash dividends paid:
  $1.0250 per common share                      -     (144,711)          -             -          -
  $.9225 per Class B share                      -      (13,410)          -             -          -
 Net income                                     -      380,665           -             -          -
                                         ----------------------------------------------------------
BALANCE AT DECEMBER 31, 1995             $169,359   $1,121,616     $ 4,758        (9,710) $(311,767)
                                         ----------------------------------------------------------
                                         ----------------------------------------------------------

                                            Unearned portion
                                            of restricted
                                             common stock
                                            -------------------
                                            Number              Shareholders'
                                           of shares   Amount        equity
--------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1993                    (103)  $  (965)    $505,090
 Exercise of stock options and related
 tax benefits                                    -         -        8,995
 Net unrealized gains on marketable
  securities,  less applicable income
  taxes                                          -         -       23,301
 Restricted common stock
  transactions, net                             37      (720)         533
 Conversion of Class B stock to
  common stock                                   -         -            -
 Purchase of treasury stock                      -         -       (5,996)
 Cash dividends paid:
  $.3867 per common share                        -         -      (56,490)
  $.3480 per Class B share                       -         -       (5,381)
 Net income                                      -         -      299,675
 Shares distributed under a 3 for 2
   stock split                                 (33)        -            -
                                         ---------------------------------
BALANCE AT DECEMBER 31, 1993                   (99)   (1,685)     769,727
 Exercise of stock options and
  related tax benefits                           -         -        8,148
 Net unrealized (losses) on
  marketable securities,
  less applicable income taxes                   -         -      (50,504)
 Restricted common stock
  transactions, net                           (370)  (16,708)       1,941
 Conversion of Class B stock to
  common stock                                   -         -            -
 Purchase of treasury stock                      -         -      (99,896)
 Cash dividends paid:
  $.7233 per common share                        -         -     (105,157)
  $.6510 per Class B share                       -         -       (9,705)
 Net income                                      -         -      391,119
                                         ---------------------------------
BALANCE AT DECEMBER 31, 1994                  (469)  (18,393)     905,673
 Exercise of stock options and
  related tax benefits                           -         -        6,576
 Net unrealized gains on
  marketable securities,
  less applicable income taxes                   -         -       31,961
 Restricted common stock
  transactions, net                            (48)   (2,258)       3,252
 Conversion of Class B stock
  to common stock                                -         -            -
 Purchase of treasury stock                      -         -     (205,875)
 Cash dividends paid:
  $1.0250 per common share                       -         -     (144,711)
  $.9225 per Class B share                       -         -      (13,410)
 Net income                                                -      380,665
                                         ---------------------------------
BALANCE AT DECEMBER 31, 1995                  (517) $(20,651)   $ 964,131
                                         ---------------------------------
                                         ---------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        Years ended December 31
                                                                    ------------------------------
(amounts in thousands)                                                  1995         1994      1993
--------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net income                                                         $  380,665   $  391,119   $  299,675
 Adjustments to reconcile net income to cash flow
  from operating activities:
   Depreciation and amortization                                        33,279       27,763       21,786
   Net realized (gains) losses on sales of marketable securities       (15,079)       2,461      (10,769)
   Other non-cash (credits) charges, net                                 9,297        3,267       (1,885)
Changes in operating assets and liabilities:
    Receivables                                                        (41,106)      (5,171)     (15,277)
    Medical costs payable                                              127,511      (40,577)      35,651
    Unearned premiums                                                   36,372        4,759        7,740
    Accounts payable and accrued liabilities                            (7,236)      40,151       12,610
    Income taxes payable                                               (15,969)      (2,327)      29,763
    Other, net                                                         (14,048)      (4,067)       2,863
                                                                    ------------------------------------
     Cash flow from operating activities                               493,686      417,378      382,157
                                                                    ------------------------------------
INVESTING ACTIVITIES:
 Purchase of marketable securities                                    (904,735)  (1,161,082)  (1,604,199)
 Purchase of property and equipment, net                               (42,100)     (27,219)     (40,871)
 Proceeds from maturities or sales of marketable securities          1,514,656    1,024,618    1,299,363
 Other                                                                 (20,893)     (16,122)      (7,614)
                                                                    ------------------------------------
     Cash flow from investing activities                               546,928     (179,805)    (353,321)
                                                                    ------------------------------------
FINANCING ACTIVITIES:
 Proceeds from exercise of stock options                                 4,199        4,660        3,804
 Purchase of treasury stock                                           (205,875)     (99,896)      (5,996)
 Cash dividends paid                                                  (158,121)    (114,862)     (61,871)
                                                                    ------------------------------------
     Cash flow from financing activities                              (359,797)    (210,098)     (64,063)
                                                                    ------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       680,817       27,475      (35,227)
Cash and cash equivalents at beginning of year                         123,814       96,339      131,566
                                                                    ------------------------------------
Cash and cash equivalents at end of year                            $  804,631   $  123,814   $   96,339
                                                                    ------------------------------------
                                                                    ------------------------------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid, net of state income tax refunds                  $  258,170   $  270,476   $  176,904

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Income tax benefits related to exercise of stock options            $    2,377   $    3,488   $    5,191


See accompanying notes.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION-The consolidated financial statements include the accounts of U.S. Healthcare, Inc. and its subsidiaries (the Company), all of which are wholly owned except for certain subsidiaries which are not health maintenance organizations (HMOs). All significant intercompany transactions have been eliminated in consolidation.

USE OF ESTIMATES-The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to consolidated financial statements. Actual results could differ from those estimates.

CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES-Cash equivalents classified with cash consist of all highly liquid instruments which mature within three months from the date of purchase. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value. Marketable securities consist of debt securities. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such classification as of each balance sheet date. At December 31, 1995 and 1994, all securities are classified as available for sale. Such securities are carried at fair value and cumulative net unrealized gains or losses, less applicable income taxes, are recorded as a separate component of shareholders' equity. Realized gains and losses and unrealized losses judged to be other than temporary are included in net income. Fair values of marketable securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on market prices of comparable instruments. The cost of securities sold is based on the specific identification method.

At December 31, 1995 and 1994, $50,771,000 and $33,405,000,
respectively, of the Company's marketable securities were held by trustees or state regulatory agencies in accordance with certain state requirements relating principally to HMOs. Such securities are classified as non-current assets. The Company determined that other marketable securities held as of December 31, 1995 and 1994 were available for use in current operations and, accordingly, classified such securities as current assets without regard to the securities' contractual maturity dates.

The Company adopted Statement of Financial Accounting Standards Number 115 (FAS 115), "Accounting for Certain Investments in Debt and Equity Securities" as of December 31, 1993. The adoption of FAS 115 had no effect on net income but, as of December 31, 1993, increased marketable securities by $38,204,000, representing net unrealized gains, and shareholders' equity by $23,301,000 (net unrealized gains less deferred income taxes of $14,903,000).

PROPERTY AND EQUIPMENT-Property and equipment, stated at cost, are depreciated on the straight-line method over their estimated useful lives for financial reporting purposes and under accelerated methods for income tax purposes.

OPERATING REVENUE-Premiums for prepaid health care are recognized as income in the month in which the enrollees are entitled to health care services. Administrative services fees are recognized as income as services are rendered.

MEDICAL COSTS-Medical costs consist principally of medical claims and capitation costs. Medical claims include estimates of payments to be made on claims reported as of the balance sheet date and estimates of health care services rendered but not reported to the Company as of the balance sheet date. Such estimates include the cost of services which will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contract provisions or regulatory requirements. Medical claims payable are estimated periodically and any resulting adjustments are included in current operations. Capitation costs represent monthly fees to participating primary care physicians and other medical providers as retainers for providing continuing health care services.

ADVERTISING COSTS-The Company expenses advertising costs as incurred. Advertising costs were $47,057,000, $37,129,000 and $28,435,000 in 1995,
1994, and 1993, respectively.

INCOME TAXES-Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Such temporary differences include depreciation and amortization, allowance for doubtful accounts, accrued compensated absences, deferred compensation and net unrealized gains or losses on marketable securities.

RETIREMENT PLANS-The Company has a defined contribution pension plan covering substantially all of its employees, subject to certain age and service requirements. The Company's contribution for each eligible employee is a percentage of the employee's compensation, as defined. The Company also has an employee savings plan (401(k)) available to all its employees, subject to certain age and service requirements. The Company matches 33 1/3% of the employee's contribution, up to a maximum of 2% of the employee's annual compensation. The Company funds pension and savings plan costs accrued. The Company has a retiree health benefit plan covering substantially all its employees (except for certain "key employees," as defined in the plan), subject to certain age and service requirements set forth in the plan. Company contributions, which are at the Company's sole discretion, are paid to a voluntary employees' beneficiary association (VEBA) trust. Any such contributions to the VEBA trust are allocated and credited to separate accounts established for each eligible employee and for each employee's eligible spouse. Funds accumulated in these separate accounts are used to fund all or a portion of the premiums for health care benefit coverage for eligible retired employees and their eligible spouses. When funds in these separate accounts are exhausted, neither the Company nor the VEBA trust have any obligation to make any further contributions or payments. Retirement plan costs were $14,199,000, $14,375,000 and $14,322,000 in 1995, 1994 and 1993,
respectively.

NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE-Primary and fully diluted net income per common and common equivalent share are based upon the applicable weighted average number of common and common equivalent (Class B stock and stock options) shares outstanding during the year, after giving effect to the stock split explained in Note 7.

ACCOUNTING STANDARDS ISSUED BUT NOT YET ADOPTED-In March 1995, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard Number 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which addresses accounting for the impairment of long-lived assets such as property and equipment, identifiable intangible assets and goodwill. The prospective implementation of FAS 121, which must be adopted in 1996, is not expected to have a material effect on the Company's consolidated financial position or results of operations.

In October 1995, the FASB issued Financial Accounting Standard Number 123 (FAS 123), "Accounting for Stock-Based Compensation," which prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options and restricted stock plans. Under FAS 123, companies may adopt a fair value method of expense recognition for all stock-based compensation or continue to account for all stock-based compensation under the measurement standards of Accounting Principles Board Opinion Number 25, "Accounting for Stock Issued to Employees" (APB 25). The implementation of FAS 123 in 1996 is not expected to affect the Company's consolidated financial position or results of operations because the Company presently expects to continue to apply the principles of APB 25.

2. MARKETABLE SECURITIES

The following is a summary of marketable securities as of December 31, 1995 and 1994:

                                                Gross        Gross   Estimated
                               Amortized   unrealized   unrealized        fair
(amounts in thousands)              cost        gains       losses       value
-------------------------------------------------------------------------------
December 31, 1995
 Certificates of deposit      $    4,767            -            -  $    4,767
 U.S. Government obligations     338,377       $3,507     $   (519)    341,365
 Municipal tax-exempt bonds      146,699        5,580          (34)    152,245
 Other                             2,400            -            -       2,400
                              ------------------------------------------------
                              $  492,243       $9,087     $   (553) $  500,777
                              ------------------------------------------------
                              ------------------------------------------------
 Classified as current        $  441,570       $8,761     $   (325) $  450,006
 Classified as non-current        50,673          326         (228)     50,771
                              ------------------------------------------------
                              $  492,243       $9,087     $   (553) $  500,777
                              ------------------------------------------------
                              ------------------------------------------------

December 31, 1994
 Certificates of deposit      $    5,460            -            -  $    5,460
 U.S. Government obligations     962,493       $  237     $(40,863)    921,867
 Municipal tax-exempt bonds      117,632          505       (4,315)    113,822
 Other                             1,500            -            -       1,500
                              ------------------------------------------------
                              $1,087,085       $  742     $(45,178) $1,042,649
                              ------------------------------------------------
                              ------------------------------------------------

 Classified as current        $1,050,932       $  718     $(42,406) $1,009,244
 Classified as non-current        36,153           24       (2,772)     33,405
                              ------------------------------------------------
                              $1,087,085       $  742     $(45,178) $1,042,649
                              ------------------------------------------------
                              ------------------------------------------------

The contractual maturities of marketable securities as of December 31, 1995 were as follows:

                                                                     Estimated
                                                         Amortized        fair
(amounts in thousands)                                        cost       value
------------------------------------------------------------------------------
Due in one year or less                                   $110,318    $110,312
Due after one year through five years                      246,444     250,105
Due after five years through ten years                     113,131     116,991
Due after ten years                                         22,350      23,369
                                                         ---------------------
                                                          $492,243    $500,777
                                                         ---------------------
                                                         ---------------------

Gross realized gains on sales of marketable securities were $18,081,000 and $13,890,000 in 1995 and 1994, respectively. Gross realized losses on sales of marketable securities were $3,002,000 and $16,351,000 in 1995 and 1994, respectively.

3. RECEIVABLES
Receivables consist of the following:

                                                                          December 31
                                                                       -----------------
(amounts in thousands)                                                  1995      1994
----------------------------------------------------------------------------------------
Premiums (net of allowance for doubtful accounts of $15,779 in 1995
 and $12,910 in 1994)                                                $133,303  $ 83,711
Interest                                                                7,196    16,441
Other                                                                   4,072     3,313
                                                                     -------------------
                                                                     $144,571  $103,465
                                                                     -------------------
                                                                     -------------------

For the years ended December 31, 1995, 1994 and 1993, premiums billed to the Federal Government, excluding premiums for Medicare beneficiaries, represented 8%, 9% and 10%, respectively, of premium revenue. These premiums are classified as commercial premiums in the accompanying consolidated statements of income.

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                             December 31
                                                        ------------------
(amounts in thousands)                                      1995      1994
--------------------------------------------------------------------------
Land                                                    $  5,899  $  5,888
Buildings                                                 58,936    55,297
Furniture and equipment                                  135,615   101,877
Aircraft                                                  35,767    37,881
                                                        ------------------
                                                         236,217   200,943
 Less accumulated depreciation                            94,080    73,381
                                                        ------------------
                                                        $142,137  $127,562
                                                        ------------------
                                                        ------------------

5. INCOME TAXES

The provision for income taxes consists of the following:

                                                    Years ended December 31
                                               -----------------------------
(amounts in thousands)                             1995      1994       1993
----------------------------------------------------------------------------
Current provision:
  Federal                                      $198,958  $211,206   $165,657
  State                                          35,145    55,404     41,892
                                               -----------------------------
                                                234,103   266,610    207,549
Deferred provision (benefit):
  Federal                                         2,517      (307)    (3,055)
  State                                           1,683       (78)      (505)
                                               -----------------------------
                                                  4,200      (385)    (3,560)
                                               -----------------------------
                                               $238,303  $266,225   $203,989
                                               -----------------------------
                                               -----------------------------

                                       31

A reconciliation between the federal statutory income tax rate and the Company's effective income tax rates is as follows:

                                                    Years ended December 31
                                                   ------------------------
(percentage of income before income taxes)           1995    1994     1993
---------------------------------------------------------------------------
Federal statutory income tax rate                   35.0%   35.0%    35.0%
Income tax rates are affected by:
 State income taxes                                  3.7%    5.4%     5.3%
 Other, net                                         (0.2%)   0.1%     0.2%
                                                    ----------------------
Effective income tax rates                          38.5%   40.5%    40.5%
                                                    ----------------------
                                                    ----------------------

6. LEGAL PROCEEDINGS

Two class action complaints have been filed the United States District Court for the Eastern District of Pennsylvania seeking unspecified damages. The complaints allege that the Company and two of its executive officers, through certain misrepresentations and omissions about the Company, violated federal securities laws and related state law. The Court has granted the plaintiffs' motion for class certification as to the federal claims but has denied it as to the state claims. The litigation is still in the preliminary stages, and merits discovery has just begun. The Company has denied the allegations and continues to defend the actions vigorously.

The Company is also involved in legal actions concerning benefit plan coverage and other decisions by the Company, and alleged medical malpractice by participating providers. If found liable in such actions, which are vigorously defended on several grounds, the Company may bear financial responsibility. The Company is also involved in certain other claims and legal actions arising in the ordinary course of business. In the opinion of management, these claims and legal actions will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

7. SHAREHOLDERS' EQUITY

On February 22, 1994, the Board of Directors declared a 3 for 2 stock split on common and Class B stock effected in the form of a 50% stock dividend paid on March 29, 1994. The effects of this stock split have been reflected in shareholders' equity as of December 31, 1993 as if the stock split had occurred as of that date. Amounts shown as cash dividends paid per common and Class B share for all periods presented reflect the effects of this stock split.





Class B stock is convertible into common stock on a share for share basis and is entitled to receive cash dividends in an amount not to exceed 90% of cash dividends paid on common stock. Voting rights are one vote per share for common stock and fifty votes per share for Class B stock.

The Company is authorized to issue 50,000,000 shares of preferred stock with no par value. No shares were issued as of December 31, 1995 and 1994.

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

Information concerning options outstanding for the two most recent years, after giving effect to the stock split described above, is as follows:

                                                 Number of shares under option
                                                 -----------------------------     Option price
(amounts in thousands except per share data)   Incentive  Non-Statutory    Total      per share
-----------------------------------------------------------------------------------------------
Outstanding at December 31, 1993                 2,253         510         2,763   $ 1.55-32.45
Granted                                            386         483           869   $37.09-46.09
Exercised                                         (383)        (26)         (409)  $ 1.55-29.73
Canceled                                           (81)        (39)         (120)  $13.67-37.98
                                                 -------------------------------
Outstanding at December 31, 1994                 2,175         928         3,103   $ 1.55-46.09
Granted                                          1,427         830         2,257   $12.33-43.18
Exercised                                         (258)        (75)         (333)  $ 1.55-37.98
Canceled                                          (516)        (75)         (591)  $ 6.50-46.09
                                                 -------------------------------
Outstanding at December 31, 1995                 2,828       1,608         4,436   $ 4.74-33.95
                                                 -------------------------------
                                                 -------------------------------
Exercisable at December 31, 1995                   726         186           912
                                                 -------------------------------
                                                 -------------------------------

At December 31, 1995 and 1994, 27,055,000 and 28,018,000 shares, respectively, of common stock were reserved for issuance under the plans discussed above.

8. CONTRACTUAL ARRANGEMENTS WITH PROVIDERS

The Company generally compensates primary care physicians through prospective compensation arrangements which incorporate quality assessment standards, comprehensiveness of care, utilization and office status components. These components are used to adjust the capitation payments to individual physician offices and to determine the amount of additional periodic payments. The Company has prospective compensation arrangements for mental health, substance abuse, diagnostic laboratory, radiology and diagnostic imaging services, podiatric treatment, physical therapy and prescription drug dispensing. The Company has contracts that provide for all-inclusive per diem and per case hospitalization rates and fixed rates for ambulatory surgery, emergency room services and specialist services. The Company has also entered into quality-based compensation arrangements with certain hospitals, as well as agreements with certain integrated health delivery systems under which the systems are compensated on a substantially fixed prospective basis for medical services, including primary, specialist and hospital care. The arrangements described above cover the majority of medical services.

PRICE RANGE OF COMMON STOCK

The common stock of the Company is traded on The Nasdaq Stock Market under the symbol USHC. The following table sets forth for the indicated periods the high and low prices of the common stock as reported by Nasdaq. All quotations have been rounded to the nearest one-eighth.

                                     1995               1994
                               ----------------    ----------------
                                High      Low       High     Low
-------------------------------------------------------------------
First Quarter                  47 1/2    39 1/2    45 1/2    36 5/8
Second Quarter                 44 1/2    26 1/2    47 1/2    35
Third Quarter                  36 1/8    29 7/8    47 1/4    33 3/4
Fourth Quarter                 46 1/2    34 3/8    49        38


On February 29, 1996, there were 3,679 and 19 shareholders of record of common and Class B stock, respectively. The Class B stock cannot be traded but is convertible into common stock on a share for share basis.

DIVIDENDS

The table below sets forth the cash dividends per share paid during 1995 and 1994.


                               1995                           1994
                    ----------------------------   ----------------------------
                    Common stock   Class B stock   Common stock   Class B stock
                    ------------   -------------   ------------    ------------
First Quarter           $ .250        $.2250          $.1333         $.1200
Second Quarter            .250         .2250           .1700          .1530
Third Quarter             .250         .2250           .2100          .1890
Fourth Quarter            .275         .2475           .2100          .1890
                    ------------   -------------   ------------    ------------
 Total for year         $1.025        $.9225          $.7233         $.6510
                    ------------   -------------   ------------    ------------
                    ------------   -------------   ------------    ------------

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


                                                                   Years ended December 31
                                              -----------------------------------------------------------------
(amounts in thousands except per share data)    1995          1994         1993           1992         1991
---------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
OPERATING REVENUE:
 Commercial premiums                          $2,971,365    $2,635,621   $2,402,431    $2,010,963    $1,584,860
 Government premiums                             490,677       240,891      157,277       105,600        74,807
 Other, principally administrative
  services fees                                   55,764        32,770       20,212        12,522         4,733
                                              -----------------------------------------------------------------
                                               3,517,806     2,909,282    2,579,920     2,129,085     1,664,400
OPERATING EXPENSES:
 Medical costs                                 2,577,833     1,994,780    1,861,985     1,631,317     1,279,960
 Administrative, marketing and other
  operating costs                                412,878       322,372      279,586       227,770       182,723
                                              -----------------------------------------------------------------
                                               2,990,711     2,317,152    2,141,571     1,859,087     1,462,683
                                              -----------------------------------------------------------------
Income from operations                           527,095       592,130      438,349       269,998       201,717
Investment income, including
 net realized gains and losses                    91,873        65,214       65,315        60,139        44,101
Other income                                           -             -            -             -         1,485
                                              -----------------------------------------------------------------
Income before income taxes                       618,968       657,344      503,664       330,137       247,303
Provision for income taxes                       238,303       266,225      203,989       130,091        96,203
                                              -----------------------------------------------------------------
NET INCOME                                    $  380,665    $  391,119   $  299,675    $  200,046    $  151,100
                                              -----------------------------------------------------------------
                                              -----------------------------------------------------------------
NET INCOME PER COMMON AND
 COMMON EQUIVALENT SHARE: (a)
  PRIMARY                                          $2.42         $2.42        $1.84         $1.23          $.93
  FULLY DILUTED                                    $2.42         $2.42        $1.84         $1.23          $.92
Weighted average number of common and
 common equivalent shares outstanding: (a)
  Primary                                        157,015       161,646      162,654       162,401       162,968
  Fully diluted                                  157,436       161,704      162,798       162,614       163,397

Cash dividends paid per common share (a)         $1.0250        $.7233       $.3867        $.2733        $.1600
Cash dividends paid per Class B share (a)        $ .9225        $.6510       $.3480        $.2460        $.1440

Medical costs as a percentage of premiums          74.5%         69.3%        72.7%         77.1%         77.1%

BALANCE SHEET DATA: (b)
 Total assets                                 $1,667,144    $1,463,887   $1,343,653    $  981,094    $  758,218
 Total liabilities                               703,013       558,214      573,926       476,004       411,324
 Shareholders' equity                            964,131       905,673      769,727       505,090       346,894


(a) After giving effect to 3 for 2 stock splits effected in the form of 50% stock dividends paid in September 1992 and March 1994.

(b) After giving effect to a change in the method of accounting for marketable securities as of December 31, 1993, explained in Note 1 of Notes to Consolidated Financial Statements.

SUPPLEMENTARY FINANCIAL INFORMATION

The following table contains certain selected quarterly unaudited financial data for 1995 and 1994.

                                                   First     Second      Third     Fourth
(amounts in thousands except per share data)     Quarter    Quarter    Quarter    Quarter     Total
----------------------------------------------------------------------------------------------------
1995
Operating revenue                               $814,029  $840,514    $909,225   $954,038  $3,517,806
Income from operations                           135,201   123,888     131,395    136,611     527,095
Income before income taxes                       155,002   150,052     149,859    164,055     618,968
Net income                                        94,552    93,056      92,163    100,894     380,665
Net income per common and common
 equivalent share-primary and
 fully diluted                                      $.59      $.59        $.60       $.65       $2.42

1994
Operating revenue                               $703,447  $712,036    $736,946   $756,853  $2,909,282
Income from operations                           137,650   141,938     152,472    160,070     592,130
Income before income taxes                       150,149   156,754     170,346    180,095     657,344
Net income                                        89,339    93,268     101,361    107,151     391,119
Net income per common and common
 equivalent share-primary and
 fully diluted                                      $.55      $.58        $.63       $.67       $2.42

                                       36

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Substantially all of the Company's revenue is generated from premiums received for health care coverage provided to its members. These premiums represent approximately 98%, 99% and 99% of the Company's operating revenue for the years ended December 31, 1995, 1994 and 1993, respectively. The Company's operating expenses are primarily medical costs consisting principally of medical claims and capitation costs.

The Company's results of operations depend in large part on accurately predicting and effectively managing medical costs and other operating expenses. A variety of factors and risks, including competition, changes in health care practices, changes in federal or state laws and regulations or the interpretations thereof, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reductions in provider payments by governmental payors (including Medicare and Medicaid) (such reductions may cause providers to seek higher payments from private payors), major epidemics, disasters, changes in product mix and entry into new geographic markets (both of which may result in an increase in members obtaining care from providers not under contract with the Company) and numerous other factors affecting the delivery and cost of health care, may in the future affect the Company's ability to control its medical costs and other operating expenses. Governmental action (including downward adjustments to premium rates) or business conditions (including intensification of competition and the other factors described above) could result in premium revenues not increasing to offset increases in medical costs and other operating expenses. Once set, premiums are generally fixed for one-year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, suspension, termination of, or failure to obtain contracts to provide health coverage for governmental entities or other significant customers would also negatively impact the Company. Due to these factors and risks, no assurance can be given with respect to the Company's premium levels or its ability to control its medical costs.

Legislative and regulatory proposals have been made at the federal and state government levels related to the health care system, including but not limited to limitations on managed care organizations (including benefit mandates, provider contract limitations, restrictions on utilization management, premium assessments or taxes to pay for uncompensated care and any willing provider requirements) and changes in the Medicare and Medicaid programs. Legislative or regulatory action could also have the effect of reducing the premiums paid to the Company by governmental programs or increasing the Company's medical costs. Specifically, potential federal legislation would reduce the premiums payable to the Company under the Medicare program as compared to previously announced levels; other potential legislation and regulation could have the result of reducing the premiums payable to the Company under state Medicaid programs. The Company is unable to predict the specific content of any legislation or regulation that may be enacted or when or in what jurisdictions any such legislation or regulation will be adopted. Therefore, the Company cannot predict the effect of such legislation or regulation on the Company's business. For additional factors and risks, see the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

OPERATIONS

1995 COMPARED TO 1994

Operating revenue increased $608,524,000 or 21%, principally due to growth in U.S. Healthcare-insured health plan enrollment (375,000 additional members).

Commercial premiums increased $335,744,000 or 13%. The principal factor for the increase was a 13% increase in Commercial member months (the sum of members enrolled in each month during the year). The average premium for the Commercial plans, which at December 31, 1995, had about 1,874,000 members, decreased 1% to approximately $138 per member per month.

Government premiums consist principally of Medicare and Medicaid premiums. Medicare premiums increased $205,600,000 or 115%. The principal factor for the increase was a 125% increase in Medicare member months, offset by the effect of lower average premiums per member. The average premium for the Medicare plans, which at December 31, 1995, had about 108,000 members, decreased 4% to $437 per member per month. Medicaid and other premiums increased $44,186,000 or 71%. The principal factor for the increase was a 105% increase in Medicaid member months offset by the effects of lower premiums per member. The average premium for the Medicaid plans, which at December 31, 1995, had about 81,000 members, decreased 9% to $125 per member per month.

The following table shows total premiums earned in 1995 and the increase in premiums compared to 1994 by plan type.

                                        1995
(amounts in thousands)              Premiums      Increase
----------------------------------------------------------
Commercial plans                  $2,971,365      $335,744
Government plans:
 Medicare plans                      384,005       205,600
 Medicaid and other plans            106,672        44,186
                                  ------------------------
                                  $3,462,042      $585,530
                                  ------------------------
                                  ------------------------

Other operating revenue, which consists principally of administrative services fees, increased $22,994,000 or 70%, principally due to a 37% increase in employer-funded health plan members. At December 31, 1995, the Company had about 371,000 members in employer-funded health plans.

Medical costs increased $583,053,000 or 29% over 1994, primarily due to a 17% growth in U.S. Healthcare-insured member months, and higher costs per member. Compared to 1994, the weighted average medical cost per member increased 11% to $111 per member per month. Factors for the per member increase include changes in product and geographic mix, contractual changes in provider rates, higher specialist usage, higher capitation rates and the inclusion of a pharmacy benefit for most Medicare members. Compared to 1994, medical costs rose 5% to $101 per member per month for Commercial plans, 6% to $352 per member per month for Medicare plans and 22% to $109 per member per month for Medicaid plans.




Administrative, marketing and other operating costs increased $90,506,000 or 28% over 1994. Personnel costs contributed the largest increase as a result of higher salaries and an increase in the number of employees necessitated, in part, by higher business volume and changes in product mix, and increased marketing capability.

Investment income increased $26,659,000 or 41% from 1994, principally due to realized gains on sales of marketable securities and earnings on higher average portfolio balances. Net realized gains were $15,079,000 in 1995 compared to net realized losses of $2,461,000 in 1994.

Net income for 1995 was $381 million compared to $391 million in 1994. On a per share basis, net income was $2.42 in 1995 and 1994, reflecting the effects of the Company's repurchase of 6.9 million shares of its common stock during 1995.

1994 COMPARED TO 1993

Operating revenue increased $329,362,000 or 13%, principally due to growth in U.S. Healthcare-insured health plan enrollment (175,000 additional members).

Commercial premiums increased $233,190,000 or 10%. The principal factors for the increase were an 8% increase in Commercial member months and higher premium rates. The average premium for the Commercial plans, which at December 31, 1994, had about 1,595,000 members, increased 1% to approximately $139 per member per month.

Government premiums consist principally of Medicare and Medicaid premiums. Medicare premiums increased $43,581,000 or 32%. The principal factor for the increase was a 35% increase in Medicare member months, offset by the effect of lower average premiums per member. The average premium for the Medicare plans, which at December 31, 1994, had about 38,000 members, decreased 2% to $457 per member per month. Medicaid and other premiums increased $40,033,000 or 178%. The principal factor for the increase was a 216% increase in Medicaid member months offset by the effects of lower premiums per member. The average premium for the Medicaid plans, which at December 31, 1995, had about 51,000 members, decreased 7% to $138 per member per month. On December 31, 1994, the Company also had about 271,000 members in employer-funded health plans.

The following table shows total premiums earned in 1994 and the increase in premiums compared to 1993 by plan type.

                                 1994
(amounts in thousands)       Premiums     Increase
--------------------------------------------------
Commercial plans           $2,635,621     $233,190
Government plans:
 Medicare plans               178,405       43,581
 Medicaid and other plans      62,486       40,033
                           -----------------------
                           $2,876,512     $316,804
                           -----------------------
                           -----------------------

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

Investment income was virtually unchanged from 1993, because net realized losses on sales of marketable securities and a decrease in the yield on investments combined to offset the effect of higher investment portfolio balances.

LIQUIDITY AND CAPITAL RESOURCES

The Company's liquidity requirements have been met from cash flows generated by operating activities. In 1995, net cash flows from such activities were $493,686,000. The Company believes that its existing financial resources are sufficient to meet its liquidity needs.

The Company's operations are conducted principally through HMO and insurance subsidiaries. These subsidiaries are subject to state regulations which require the subsidiaries to maintain certain levels of equity, as defined. Levels of required equity vary by state and, in some states, vary depending on premium revenue, medical costs, the cost of care delivered by providers not under contract to the Company and other factors. As of December 31, 1995, the amount of equity so required was approximately $88 million. The effect of this required equity is to limit, for use in the subsidiaries' own respective operations, assets such as cash, marketable securities and receivables in an amount equal to the sum of the subsidiaries' liabilities plus their required equity. As of December 31, 1995, cash and marketable securities limited for such use in the subsidiaries' operations under these requirements totaled approximately $560 million. Regulations which were adopted but were not yet effective would have increased the subsidiaries' required equity (and increased the amount of assets limited as aforesaid) by approximately $30 million as of December 31, 1995. Other changes in equity requirements are being considered at the state and federal levels, which may cause the amount of equity required to be maintained by subsidiaries to increase. Changes in the factors underlying existing equity requirements (such as an increase in premium revenue, medical costs or the cost of care delivered by providers not under contract to the Company) and expansion into new geographic markets may also cause the amount of the subsidiaries' required equity to increase. Most states also require the subsidiaries to obtain approval or provide notice before funds in excess of certain thresholds are transferred to affiliates.