Form 10-K/A, Exhibit 13
period 1995-12-31
U S HEALTHCARE INC
filed 1996-04-29
CIK 711405

                                   EXHIBIT 13

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
U.S. Healthcare, Inc.

     We have audited the accompanying consolidated balance sheets of U.S. Healthcare, Inc. as of December 31, 1995 and 1994 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

                                          ERNST & YOUNG LLP

Philadelphia, Pennsylvania
February 2, 1996

                             U.S. HEALTHCARE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                           DECEMBER 31,
                                                                      -----------------------
                                                                        1995          1994
                                                                      ---------     ---------
                                                                       (AMOUNTS IN THOUSANDS
                                                                      EXCEPT PER SHARE DATA)
Current assets:
  Cash and cash equivalents.........................................  $ 804,631     $ 123,814
  Marketable securities.............................................    450,006     1,009,244
  Receivables.......................................................    144,571       103,465
  Other.............................................................     31,945        38,453
                                                                      ----------    ----------
          Total current assets......................................  1,431,153     1,274,976
Property and equipment, less accumulated depreciation...............    142,137       127,562
Marketable securities...............................................     50,771        33,405
Other long-term assets..............................................     43,083        27,944
                                                                      ----------    ----------
          Total assets.............................................. $1,667,144    $1,463,887
                                                                      ==========    ==========
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Medical costs payable.............................................  $ 505,832     $ 378,321
  Unearned premiums.................................................     68,655        32,283
  Accounts payable and accrued liabilities..........................     77,511        84,747
  Income taxes payable..............................................     28,179        46,525
                                                                      ----------    ----------
          Total current liabilities.................................    680,177       541,876
Long-term liabilities...............................................     22,836        16,338
                                                                      ----------    ----------
          Total liabilities.........................................    703,013       558,214
                                                                      ----------    ----------
Shareholders' equity:
  Common stock, $.005 par value -- 275,000 shares
     authorized; 148,891 and 148,307 shares
     issued in 1995 and 1994........................................        744           741
  Class B stock, $.005 par value -- 50,000 shares authorized;
     14,431 and 14,537 shares issued and outstanding in
     1995 and 1994..................................................         72            73
Additional paid-in capital..........................................    169,359       157,275
Retained earnings...................................................  1,121,616       899,072
Net unrealized gains (losses) on marketable securities,
  less applicable income taxes......................................      4,758       (27,203)
Common stock held in treasury -- at cost; 9,710 and
  2,821 shares in 1995 and 1994.....................................   (311,767)     (105,892)
Unearned portion of restricted common stock.........................    (20,651)      (18,393)
                                                                      ----------    ----------
          Shareholders' equity......................................    964,131       905,673
                                                                      ----------    ----------
          Total liabilities and shareholders' equity................ $1,667,144    $1,463,887
                                                                      ==========    ==========

                            See accompanying notes.

                             U.S. HEALTHCARE, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               YEARS ENDED DECEMBER 31,
                                                         -------------------------------------
                                                           1995          1994          1993
                                                         ---------     ---------     ---------
                                                           (AMOUNTS IN THOUSANDS EXCEPT PER
                                                                      SHARE DATA)
Operating revenue:
  Commercial premiums.................................. $2,971,365    $2,635,621    $2,402,431
  Government premiums..................................    490,677       240,891       157,277
  Other, principally administrative services fees......     55,764        32,770        20,212
                                                         ----------    ----------    ----------
                                                         3,517,806     2,909,282     2,579,920
Operating expenses:
  Medical costs........................................  2,577,833     1,994,780     1,861,985
  Administrative, marketing and other operating
     costs.............................................    412,878       322,372       279,586
                                                         ----------    ----------    ----------
                                                         2,990,711     2,317,152     2,141,571
                                                         ----------    ----------    ----------
Income from operations.................................    527,095       592,130       438,349
Investment income, including net realized gains and
  losses...............................................     91,873        65,214        65,315
                                                         ----------    ----------    ----------
Income before income taxes.............................    618,968       657,344       503,664
Provision for income taxes.............................    238,303       266,225       203,989
                                                         ----------    ----------    ----------
Net income.............................................  $ 380,665     $ 391,119     $ 299,675
                                                         ==========    ==========    ==========
Net income per common and common equivalent share --
  primary and fully diluted............................      $2.42         $2.42         $1.84
                                                         ==========    ==========    ==========
Weighted average number of common and common equivalent
  shares outstanding:
  Primary..............................................    157,015       161,646       162,654
  Fully diluted........................................    157,436       161,704       162,798

                            See accompanying notes.

                             U.S. HEALTHCARE, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                                         COMMON
                                                                                                             NET          STOCK
                                                                                                         UNREALIZED      HELD IN
                                   COMMON STOCK            CLASS B STOCK                                    GAINS       TREASURY
                               ---------------------   ---------------------   ADDITIONAL                 (LOSSES)      ---------
                                NUMBER                  NUMBER                  PAID-IN     RETAINED    ON MARKETABLE    NUMBER
                               OF SHARES   PAR VALUE   OF SHARES   PAR VALUE    CAPITAL     EARNINGS     SECURITIES     OF SHARES
                               ---------   ---------   ---------   ---------   ----------   ---------   -------------   ---------
Balance at January 1, 1993...    96,781      $ 484       10,751      $  54      $120,506    $ 385,011            --           --
 Exercise of stock options
   and related tax
   benefits..................       453          2           --         --         8,993           --            --           --
 Net unrealized gains on
   marketable securities,
   less applicable income
   taxes.....................        --         --           --         --            --           --     $  23,301           --
 Restricted common stock
   transactions, net.........        20         --           --         --         1,253           --            --           --
 Conversion of Class B stock
   to common stock...........       713          4         (713)        (4)           --           --            --           --
 Purchase of treasury
   stock.....................        --         --           --         --            --           --            --         (155)
 Cash dividends paid:
   $.3867 per common share...        --         --           --         --            --      (56,490)           --           --
   $.3480 per Class B
     share...................        --         --           --         --            --       (5,381)           --           --
 Net income..................        --         --           --         --            --      299,675            --           --
 Shares distributed under a 3
   for 2 stock split.........    48,984        245        5,019         25          (270)          --            --          (78)
                                -------       ----       ------        ---      --------    ----------      -------       ------
Balance at December 31,
 1993........................   146,951        735       15,057         75       130,482      622,815        23,301         (233)
 Exercise of stock options
   and related tax
   benefits..................       402          2           --         --         8,146           --            --           --
 Net unrealized (losses) on
   marketable securities,
   less applicable income
   taxes.....................        --         --           --         --            --           --       (50,504)          --
 Restricted common stock
   transactions, net.........       434          2           --         --        18,647           --            --           --
 Conversion of Class B stock
   to common stock...........       520          2         (520)        (2)           --           --            --           --
 Purchase of treasury
   stock.....................        --         --           --         --            --           --            --       (2,588)
 Cash dividends paid:
   $.7233 per common share...        --         --           --         --            --     (105,157)           --           --
   $.6510 per Class B
     share...................        --         --           --         --            --       (9,705)           --           --
 Net income..................        --         --           --         --            --      391,119            --           --
                                -------       ----       ------        ---      --------    ----------      -------       ------
Balance at December 31,
 1994........................   148,307        741       14,537         73       157,275      899,072       (27,203)      (2,821)
 Exercise of stock options
   and related tax
   benefits..................       333          1           --         --         6,575           --            --           --
 Net unrealized gains on
   marketable securities,
   less applicable income
   taxes.....................        --         --           --         --            --           --        31,961           --
 Restricted common stock
   transactions, net.........       145          1           --         --         5,509           --            --           --
 Conversion of Class B stock
   to common stock...........       106          1         (106)        (1)           --           --            --           --
 Purchase of treasury
   stock.....................        --         --           --         --            --           --            --       (6,889)
 Cash dividends paid:
   $1.0250 per common share..        --         --           --         --            --     (144,711)           --           --
   $.9225 per Class B
     share...................        --         --           --         --            --      (13,410)           --           --
 Net income..................        --         --           --         --            --      380,665            --           --
                                -------       ----       ------        ---      --------    ----------      -------       ------
Balance at December 31,
 1995........................   148,891      $ 744       14,431      $  72      $169,359    $1,121,616    $   4,758       (9,710)
                                =======       ====       ======        ===      ========    ==========      =======       ======


                                            UNEARNED PORTION OF
                                             RESTRICTED COMMON
                                                   STOCK
                                           ---------------------
                                            NUMBER                  SHAREHOLDERS'
                                 COST      OF SHARES     AMOUNT        EQUITY
                               ---------   ---------    --------    -------------
Balance at January 1, 1993...         --      (103)     $   (965)     $ 505,090
 Exercise of stock options
   and related tax
   benefits..................         --        --            --          8,995
 Net unrealized gains on
   marketable securities,
   less applicable income
   taxes.....................         --        --            --         23,301
 Restricted common stock
   transactions, net.........         --        37          (720)           533
 Conversion of Class B stock
   to common stock...........         --        --            --             --
 Purchase of treasury
   stock.....................  $  (5,996)       --            --         (5,996)
 Cash dividends paid:
   $.3867 per common share...         --        --            --        (56,490)
   $.3480 per Class B
     share...................         --        --            --         (5,381)
 Net income..................         --        --            --        299,675
 Shares distributed under a 3
   for 2 stock split.........         --       (33)           --             --
                               ---------      ----       -------       --------
Balance at December 31,
 1993........................     (5,996)      (99)       (1,685)       769,727
 Exercise of stock options
   and related tax
   benefits..................         --        --            --          8,148
 Net unrealized (losses) on
   marketable securities,
   less applicable income
   taxes.....................         --        --            --        (50,504)
 Restricted common stock
   transactions, net.........         --      (370)      (16,708)         1,941
 Conversion of Class B stock
   to common stock...........         --        --            --             --
 Purchase of treasury
   stock.....................    (99,896)       --            --        (99,896)
 Cash dividends paid:
   $.7233 per common share...         --        --            --       (105,157)
   $.6510 per Class B
     share...................         --        --            --         (9,705)
 Net income..................         --        --            --        391,119
                               ---------      ----       -------       --------
Balance at December 31,
 1994........................   (105,892)     (469)      (18,393)       905,673
 Exercise of stock options
   and related tax
   benefits..................         --        --            --          6,576
 Net unrealized gains on
   marketable securities,
   less applicable income
   taxes.....................         --        --            --         31,961
 Restricted common stock
   transactions, net.........         --       (48)       (2,258)         3,252
 Conversion of Class B stock
   to common stock...........         --        --            --             --
 Purchase of treasury
   stock.....................   (205,875)       --            --       (205,875)
 Cash dividends paid:
   $1.0250 per common share..         --        --            --       (144,711)
   $.9225 per Class B
     share...................         --        --            --        (13,410)
 Net income..................         --        --            --        380,665
                               ---------      ----       -------       --------
Balance at December 31,
 1995........................  $(311,767)     (517)     $(20,651)     $ 964,131
                               =========      ====       =======       ========

                            See accompanying notes.

                             U.S. HEALTHCARE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                          1995           1994            1993
                                                       ----------     -----------     -----------
                                                                 (AMOUNTS IN THOUSANDS)
Operating Activities:
  Net income.........................................  $  380,665     $   391,119     $   299,675
  Adjustments to reconcile net income to cash flow
     from operating activities:
       Depreciation and amortization.................      33,279          27,763          21,786
       Net realized (gains) losses on sales of
          marketable securities......................     (15,079)          2,461         (10,769)
       Other non-cash (credits) charges, net.........       9,297           3,267          (1,885)
       Changes in operating assets and liabilities:
          Receivables................................     (41,106)         (5,171)        (15,277)
          Medical costs payable......................     127,511         (40,577)         35,651
          Unearned premiums..........................      36,372           4,759           7,740
          Accounts payable and accrued liabilities...      (7,236)         40,151          12,610
          Income taxes payable.......................     (15,969)         (2,327)         29,763
          Other, net.................................     (14,048)         (4,067)          2,863
                                                       ----------     -----------     -----------
            Cash flow from operating activities......     493,686         417,378         382,157
                                                       ----------     -----------     -----------
Investing Activities:
  Purchase of marketable securities..................    (904,735)     (1,161,082)     (1,604,199)
  Purchase of property and equipment, net............     (42,100)        (27,219)        (40,871)
  Proceeds from maturities or sales of marketable
     securities......................................   1,514,656       1,024,618       1,299,363
  Other..............................................     (20,893)        (16,122)         (7,614)
                                                       ----------     -----------     -----------
          Cash flow from investing activities........     546,928        (179,805)       (353,321)
                                                       ----------     -----------     -----------
Financing Activities:
  Proceeds from exercise of stock options............       4,199           4,660           3,804
  Purchase of treasury stock.........................    (205,875)        (99,896)         (5,996)
  Cash dividends paid................................    (158,121)       (114,862)        (61,871)
                                                       ----------     -----------     -----------
          Cash flow from financing activities........    (359,797)       (210,098)        (64,063)
                                                       ----------     -----------     -----------
Increase (decrease) in cash and cash equivalents.....     680,817          27,475         (35,227)
Cash and cash equivalents at beginning of year.......     123,814          96,339         131,566
                                                       ----------     -----------     -----------
Cash and cash equivalents at end of year.............  $  804,631     $   123,814     $    96,339
                                                       ==========     ===========     ===========
Supplemental disclosure of cash flow information:
Income taxes paid, net of state income tax refunds...  $  258,170     $   270,476     $   176,904
Supplemental disclosure of non-cash financing
  activities:
Income tax benefits related to exercise of stock
  options............................................  $    2,377     $     3,488     $     5,191

                            See accompanying notes.

                             U.S. HEALTHCARE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation -- The consolidated financial statements include the accounts of U.S. Healthcare, Inc. and its subsidiaries (the Company), all of which are wholly owned except for certain subsidiaries which are not health maintenance organizations (HMOs). All significant intercompany transactions have been eliminated in consolidation.

     Use of Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to consolidated financial statements. Actual results could differ from those estimates.

     Cash, Cash Equivalents and Marketable Securities -- Cash equivalents classified with cash consist of all highly liquid instruments which mature within three months from the date of purchase. The carrying amounts of cash and cash equivalents reported in the accompanying consolidated balance sheets approximate fair value. Marketable securities consist of debt securities. The Company determines the appropriate classification of debt securities at the time of purchase and reevaluates such classification as of each balance sheet date. At December 31, 1995 and 1994, all securities are classified as available for sale. Such securities are carried at fair value and cumulative net unrealized gains or losses, less applicable income taxes, are recorded as a separate component of shareholders' equity. Realized gains and losses and unrealized losses judged to be other than temporary are included in net income. Fair values of marketable securities are based on market prices, where available. If quoted market prices are not available, fair values are based on market prices of comparable instruments. The cost of securities sold is based on the specific identification method.

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

     Property and Equipment -- Property and equipment, stated at cost, are depreciated on the straight-line method over their estimated useful lives for financial reporting purposes and under accelerated methods for income tax purposes.

     Operating Revenue -- Premiums for prepaid health care are recognized as income in the month in which the enrollees are entitled to health care services. Administrative services fees are recognized as income as services are rendered.

     Medical Costs -- Medical costs consist principally of medical claims and capitation costs. Medical claims include estimates of payments to be made on claims reported as of the balance sheet date and estimates of health care services rendered but not reported to the Company as of the balance sheet date. Such estimates include the cost of services which will continue to be rendered after the balance sheet date if the Company is obligated to pay for such services in accordance with contract provisions or regulatory requirements. Medical claims payable are estimated periodically and any resulting adjustments are included in current operations. Capitation costs represent monthly fees to participating primary care physicians and other medical providers as retainers for providing continuing health care services.

                             U.S. HEALTHCARE, INC.

     Advertising Costs -- The Company expenses advertising costs as incurred. Advertising costs were $47,057,000, $37,129,000 and $28,435,000 in 1995, 1994, and 1993, respectively.

     Income Taxes -- Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Such temporary differences include depreciation and amortization, allowance for doubtful accounts, accrued compensated absences, deferred compensation and net unrealized gains or losses on marketable securities.

     Retirement Plans -- The Company has a defined contribution pension plan covering substantially all of its employees, subject to certain age and service requirements. The Company's contribution for each eligible employee is a percentage of the employee's compensation, as defined. The Company also has an employee savings plan (401(k)) available to all its employees, subject to certain age and service requirements. The Company matches 33 1/3% of the employee's contribution, up to a maximum of 2% of the employee's annual compensation. The Company funds pension and savings plan costs accrued. The Company has a retiree health benefit plan covering substantially all its employees (except for certain "key employees," as defined in the plan), subject to certain age and service requirements set forth in the plan. Company contributions, which are at the Company's sole discretion, are paid to a voluntary employees' beneficiary association (VEBA) trust. Any such contributions to the VEBA trust are allocated and credited to separate accounts established for each eligible employee and for each employee's eligible spouse. Funds accumulated in these separate accounts are used to fund all or a portion of the premiums for health care benefit coverage for eligible retired employees and their eligible spouses. When funds in these separate accounts are exhausted, neither the Company nor the VEBA trust have any obligation to make any further contributions or payments. Retirement plan costs were $14,199,000, $14,375,000, and $14,322,000 in 1995, 1994 and 1993, respectively.

     Net Income Per Common and Common Equivalent Share -- Primary and fully diluted net income per common and common equivalent share are based upon the applicable weighted average number of common and common equivalent (Class B stock and stock options) shares outstanding during the year, after giving effect to the stock split explained in Note 7.

     Accounting Standards Issued But Not Yet Adopted -- In March 1995, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard Number 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which addresses accounting for the impairment of long-lived assets such as property and equipment, identifiable intangible assets and goodwill. The prospective implementation of FAS 121, which must be adopted in 1996, is not expected to have a material effect on the Company's consolidated financial position or results of operations.

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

                             U.S. HEALTHCARE, INC.

 2. MARKETABLE SECURITIES

     The following is a summary of marketable securities as of December 31, 1995 and 1994:

                                                                GROSS        GROSS
                                                 AMORTIZED    UNREALIZED   UNREALIZED   ESTIMATED
                                                    COST        GAINS        LOSSES     FAIR VALUE
                                                 ----------   ----------   ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)
    December 31, 1995
      Certificates of deposit..................  $    4,767         --             --   $    4,767
      U.S. Government obligations..............     338,377     $3,507      $    (519)     341,365
      Municipal tax-exempt bonds...............     146,699      5,580            (34)     152,245
      Other....................................       2,400         --             --        2,400
                                                 ----------     ------       --------   ----------
                                                 $  492,243     $9,087      $    (553)  $  500,777
                                                 ==========     ======       ========   ==========
      Classified as current....................  $  441,570     $8,761      $    (325)  $  450,006
      Classified as non-current................      50,673        326           (228)      50,771
                                                 ----------     ------       --------   ----------
                                                 $  492,243     $9,087      $    (553)  $  500,777
                                                 ==========     ======       ========   ==========
    December 31, 1994
      Certificates of deposit..................  $    5,460         --             --   $    5,460
      U.S. Government obligations..............     962,493     $  237      $ (40,863)     921,867
      Municipal tax-exempt bonds...............     117,632        505         (4,315)     113,822
      Other....................................       1,500         --             --        1,500
                                                 ----------     ------       --------   ----------
                                                 $1,087,085     $  742      $ (45,178)  $1,042,649
                                                 ==========     ======       ========   ==========
      Classified as current....................  $1,050,932     $  718      $ (42,406)  $1,009,244
      Classified as non-current................      36,153         24         (2,772)      33,405
                                                 ----------     ------       --------   ----------
                                                 $1,087,085     $  742      $ (45,178)  $1,042,649
                                                 ==========     ======       ========   ==========

     The contractual maturities of marketable securities as of December 31, 1995 were as follows:

                                                                                   ESTIMATED
                                                                     AMORTIZED       FAIR
                                                                       COST          VALUE
                                                                     ---------     ---------
                                                                     (AMOUNTS IN THOUSANDS)
    Due in one year or less........................................  $ 110,318     $ 110,312
    Due after one year through five years..........................    246,444       250,105
    Due after five years through ten years.........................    113,131       116,991
    Due after ten years............................................     22,350        23,369
                                                                      --------      --------
                                                                     $ 492,243     $ 500,777
                                                                      ========      ========

     Gross realized gains on sales of marketable securities were $18,081,000 and $13,890,000 in 1995 and 1994, respectively. Gross realized losses on sales of marketable securities were $3,002,000 and $16,351,000 in 1995 and 1994, respectively.

                             U.S. HEALTHCARE, INC.

 3. RECEIVABLES

     Receivables consist of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1995         1994
                                                                 --------     --------
                                                                      (AMOUNTS IN
                                                                      THOUSANDS)
        Premiums (net of allowance for doubtful accounts of
          $15,779 in 1995 and $12,910 in 1994).................  $133,303     $ 83,711
        Interest...............................................     7,196       16,441
        Other..................................................     4,072        3,313
                                                                 --------     --------
                                                                 $144,571     $103,465
                                                                 ========     ========

     For the years ended December 31, 1995, 1994 and 1993, premiums billed to the Federal Government, excluding premiums for Medicare beneficiaries, represented 8%, 9% and 10%, respectively, of premium revenue. These premiums are classified as commercial premiums in the accompanying consolidated statements of income.

 4. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1995         1994
                                                                 --------     --------
                                                                      (AMOUNTS IN
                                                                      THOUSANDS)
        Land...................................................  $  5,899     $  5,888
        Buildings..............................................    58,936       55,297
        Furniture and equipment................................   135,615      101,877
        Aircraft...............................................    35,767       37,881
                                                                 --------     --------
                                                                  236,217      200,943
          Less accumulated depreciation........................    94,080       73,381
                                                                 --------     --------
                                                                 $142,137     $127,562
                                                                 ========     ========

 5. INCOME TAXES

     The provision for income taxes consists of the following:

                                                          YEARS ENDED DECEMBER 31,
                                                     ----------------------------------
                                                       1995         1994         1993
                                                     --------     --------     --------
                                                           (AMOUNTS IN THOUSANDS)
        Current provision:
          Federal..................................  $198,958     $211,206     $165,657
          State....................................    35,145       55,404       41,892
                                                     --------     --------     --------
                                                      234,103      266,610      207,549
        Deferred provision (benefit):
          Federal..................................     2,517         (307)      (3,055)
          State....................................     1,683          (78)        (505)
                                                     --------     --------     --------
                                                        4,200         (385)      (3,560)
                                                     --------     --------     --------
                                                     $238,303     $266,225     $203,989
                                                     ========     ========     ========

                             U.S. HEALTHCARE, INC.

     A reconciliation between the federal statutory income tax rate and the Company's effective income tax rates is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                             -------------------------
                                                             1995      1994      1993
                                                             -----     -----     -----
                                                               (PERCENTAGE OF INCOME
                                                               BEFORE INCOME TAXES)
        Federal statutory income tax rate..................  35.0%     35.0%     35.0%
        Income tax rates are affected by:
          State income taxes...............................   3.7%      5.4%      5.3%
          Other, net.......................................  (0.2%)     0.1%      0.2%
                                                             -----     -----     -----
        Effective income tax rates.........................  38.5%     40.5%     40.5%
                                                             =====     =====     =====

 6. LEGAL PROCEEDINGS

     Two class action complaints have been filed in the United States District Court for the Eastern District of Pennsylvania seeking unspecified damages. The complaints allege that the Company and two of its executive officers, through certain misrepresentations and omissions about the Company, violated federal securities laws and related state law. The Court has granted the plaintiffs' motion for class certification as to the federal claims but has denied it as to the state claims. The litigation is still in the preliminary stages, and merits discovery has just begun. The Company has denied the allegations and continues to defend the actions vigorously.

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

                             U.S. HEALTHCARE, INC.

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

     Information concerning options outstanding for the two most recent years, after giving effect to the stock split described above, is as follows:

                                            NUMBER OF SHARES UNDER OPTION
                                         ------------------------------------
                                                           NON-                   OPTION PRICE
                                         INCENTIVE      STATUTORY       TOTAL      PER SHARE
                                         ---------     ------------     -----     ------------
                                             (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
        Outstanding at January 1,
          1994.........................    2,253             510        2,763     $ 1.55-32.45
        Granted........................      386             483          869     $37.09-46.09
        Exercised......................     (383)            (26)        (409)    $ 1.55-29.73
        Canceled.......................      (81)            (39)        (120)    $13.67-37.98
                                           -----           -----        -----
        Outstanding at December 31,
          1994.........................    2,175             928        3,103     $ 1.55-46.09
        Granted........................    1,427             830        2,257     $12.33-43.18
        Exercised......................     (258)            (75)        (333)    $ 1.55-37.98
        Canceled.......................     (516)            (75)        (591)    $ 6.50-46.09
                                           -----           -----        -----
        Outstanding at December 31,
          1995.........................    2,828           1,608        4,436     $ 4.74-33.95
                                           =====           =====        =====
        Exercisable at December 31,
          1995.........................      726             186          912
                                           =====           =====        =====

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

 9.  SUBSEQUENT EVENT (UNAUDITED)

     The Company and Aetna Life and Casualty Company entered into a definitive agreement, dated March 30, 1996, pursuant to which they have agreed to merge in a transaction valued at $8.9 billion. The merger agreement, which has been approved by the board of directors of each company, calls for the formation of a new holding company, Aetna Inc. Under the terms of the agreement, U.S. Healthcare shareholders will receive $34.20 in cash, 0.2246 shares of Aetna Inc. common stock and 0.0749 shares of Aetna Inc.

                             U.S. HEALTHCARE, INC.

mandatorily convertible preferred stock for each common share and each Class B share of the Company. Following the merger, Company shareholders will own 22% of the stock of the combined company. The merger is subject to approval by shareholders of both companies and federal and state regulators, the close of the previously announced sale of Aetna's property and casualty unit, and other conditions. The merger is expected to close in the third quarter of 1996. The controlling shareholder of the Company has agreed to vote in favor of the merger.

                          PRICE RANGE OF COMMON STOCK

     The common stock of the Company is traded on The Nasdaq Stock Market under the symbol USHC. The following table sets forth for the indicated periods the high and low prices of the common stock as reported by Nasdaq. All quotations have been rounded to the nearest one-eighth.

                                                              1995             1994
                                                          ------------     ------------
                                                          HIGH     LOW     HIGH     LOW
                                                          ----     ---     ----     ---
        First Quarter...................................  47 1/2   39 1/2  45 1/2   36 5/8
        Second Quarter..................................  44 1/2   26 1/2  47 1/2   35
        Third Quarter...................................  36 1/8   29 7/8  47 1/4   33 3/4
        Fourth Quarter..................................  46 1/2   34 3/8  49       38

     On February 29, 1996, there were 3,679 and 19 shareholders of record of common and Class B stock, respectively. The Class B stock cannot be traded but is convertible into common stock on a share for share basis.

                                   DIVIDENDS

     The table below sets forth the cash dividends per share paid during 1995 and 1994.

                                             1995                               1994
                                ------------------------------     ------------------------------
                                COMMON STOCK     CLASS B STOCK     COMMON STOCK     CLASS B STOCK
                                ------------     -------------     ------------     -------------
        First Quarter.........     $ .250           $ .2250           $.1333           $ .1200
        Second Quarter........       .250             .2250            .1700             .1530
        Third Quarter.........       .250             .2250            .2100             .1890
        Fourth Quarter........       .275             .2475            .2100             .1890
                                ------------     -------------     ------------     -------------
                  Total for
                    year......     $1.025           $ .9225           $.7233           $ .6510
                                ===========      ==========        ===========      ==========

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

                                                          YEARS ENDED DECEMBER 31,
                                       --------------------------------------------------------------
                                          1995         1994         1993         1992         1991
                                       ----------   ----------   ----------   ----------   ----------
                                                (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
Income Statement Data:
Operating revenue:
  Commercial premiums................  $2,971,365   $2,635,621   $2,402,431   $2,010,963   $1,584,860
  Government premiums................     490,677      240,891      157,277      105,600       74,807
  Other, principally administrative
     services fees...................      55,764       32,770       20,212       12,522        4,733
                                       ----------   ----------   ----------   ----------   ----------
                                        3,517,806    2,909,282    2,579,920    2,129,085    1,664,400
Operating expenses:
  Medical costs......................   2,577,833    1,994,780    1,861,985    1,631,317    1,279,960
  Administrative, marketing and other
     operating costs.................     412,878      322,372      279,586      227,770      182,723
                                       ----------   ----------   ----------   ----------   ----------
                                        2,990,711    2,317,152    2,141,571    1,859,087    1,462,683
                                       ----------   ----------   ----------   ----------   ----------
Income from operations...............     527,095      592,130      438,349      269,998      201,717
Investment income, including net
  realized gains and losses..........      91,873       65,214       65,315       60,139       44,101
Other income.........................          --           --           --           --        1,485
                                       ----------   ----------   ----------   ----------   ----------
Income before income taxes...........     618,968      657,344      503,664      330,137      247,303
Provision for income taxes...........     238,303      266,225      203,989      130,091       96,203
                                       ----------   ----------   ----------   ----------   ----------
Net Income...........................  $  380,665   $  391,119   $  299,675   $  200,046   $  151,100
                                       ==========   ==========   ==========   ==========   ==========
Net income per common and common
  equivalent share:(a)
  Primary............................  $     2.42   $     2.42   $     1.84   $     1.23   $      .93
  Fully diluted......................  $     2.42   $     2.42   $     1.84   $     1.23   $      .92
Weighted average number of common and
  common equivalent shares
  outstanding:(a)
  Primary............................     157,015      161,646      162,654      162,401      162,968
  Fully diluted......................     157,436      161,704      162,798      162,614      163,397
Cash dividends paid per common
  share(a)...........................  $   1.0250   $    .7233   $    .3867   $    .2733   $    .1600
Cash dividends paid per Class B
  share(a)...........................  $    .9225   $    .6510   $    .3480   $    .2460   $    .1440
Medical costs as a percentage of
  premiums...........................        74.5%        69.3%        72.7%        77.1%        77.1%
Balance Sheet data:(b)
  Total assets.......................  $1,667,144   $1,463,887   $1,343,653   $  981,094   $  758,218
  Total liabilities..................     703,013      558,214      573,926      476,004      411,324
  Shareholders' equity...............     964,131      905,673      769,727      505,090      346,894

- ---------------

(a) After giving effect to 3 for 2 stock splits effected in the form of 50% stock dividends paid in September 1992 and March 1994.

(b) After giving effect to a change in the method of accounting for marketable securities as of December 31, 1993, explained in Note 1 of Notes to Consolidated Financial Statements.

                      SUPPLEMENTARY FINANCIAL INFORMATION

     The following table contains certain selected quarterly unaudited financial data for 1995 and 1994.

                                      FIRST      SECOND     THIRD      FOURTH
                                     QUARTER    QUARTER    QUARTER    QUARTER      TOTAL
                                     --------   --------   --------   --------   ----------
                                          (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
        1995
        Operating revenue..........  $814,029   $840,514   $909,225   $954,038   $3,517,806
        Income from operations.....   135,201    123,888    131,395    136,611      527,095
        Income before income
          taxes....................   155,002    150,052    149,859    164,055      618,968
        Net income.................    94,552     93,056     92,163    100,894      380,665
        Net income per common and
          common equivalent
          share -- primary and
          fully diluted............  $    .59   $    .59   $    .60   $    .65   $     2.42
        1994
        Operating revenue..........  $703,447   $712,036   $736,946   $756,853   $2,909,282
        Income from operations.....   137,650    141,938    152,472    160,070      592,130
        Income before income
          taxes....................   150,149    156,754    170,346    180,095      657,344
        Net income.................    89,339     93,268    101,361    107,151      391,119
        Net income per common and
          common equivalent
          share -- primary and
          fully diluted............  $    .55   $    .58   $    .63   $    .67   $     2.42

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

     Substantially all of the Company's revenue is generated from premiums received for health care coverage provided to its members. These premiums represent approximately 98%, 99% and 99% of the Company's operating revenue for the years ended December 31, 1995, 1994, and 1993, respectively. The Company's operating expenses are primarily medical costs consisting principally of medical claims and capitation costs.

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

                                                                        1995
                                                               -----------------------
                                                                PREMIUMS      INCREASE
                                                               ----------     --------
                                                               (AMOUNTS IN THOUSANDS)
        Commercial plans.....................................  $2,971,365     $335,744
        Government plans:
          Medicare plans.....................................     384,005      205,600
          Medicaid and other plans...........................     106,672       44,186
                                                               ----------     --------
                                                               $3,462,042     $585,530
                                                                =========     ========

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

     Government premiums consist principally of Medicare and Medicaid premiums. Medicare premiums increased $43,581,000 or 32%. The principal factor for the increase was a 35% increase in Medicare member months, offset by the effect of lower average premiums per member. The average premium for the Medicare plans, which at December 31, 1994, had about 38,000 members, decreased 2% to $457 per member per month. Medicaid and other premiums increased $40,033,000 or 178%. The principal factor for the increase was a 216% increase in Medicaid member months offset by the effects of lower premiums per member. The average premium for the Medicaid plans, which at December 31, 1994, had about 51,000 members, decreased 7% to $138 per member per month. On December 31, 1994, the Company also had about 271,000 members in employer-funded health plans.

     The following table shows total premiums earned in 1994 and the increase in premiums compared to 1993 by plan type.

                                                                  1994
                                                                PREMIUMS      INCREASE
                                                               ----------     --------
                                                               (AMOUNTS IN THOUSANDS)
        Commercial plans.....................................  $2,635,621     $233,190
        Government plans:
          Medicare plans.....................................     178,405       43,581
          Medicaid and other plans...........................      62,486       40,033
                                                               ----------     --------
                                                               $2,876,512     $316,804
                                                               ==========     ========

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

LIQUIDITY AND CAPITAL RESOURCES

     The Company's liquidity requirements have been met from cash flow's generated by operating activities. In 1995, net cash flows from such activities were $493,686,000. The Company believes that its existing financial resources are sufficient to meet its liquidity needs.

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