Form 10-K/A, Exhibit 13
period 1995-12-31
U S HEALTHCARE INC
filed 1996-06-11
CIK 711405

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
                                                             =====     =====     =====

 6. LEGAL PROCEEDINGS

     Class action complaints were filed in the United States District Court for the Eastern District of Pennsylvania by J/H Real Estate, Inc. and Joseph Tulino on July 5, 1995 and November 14, 1995, respectively, seeking among other remedies damages resulting from defendants' alleged violations of federal securities laws and related state law. The complaints allege that the Company and two of its executive officers, Leonard Abramson and Costas Nicolaides, made certain misrepresentations and omissions about the Company. The court has granted the plaintiffs' motion for class certification as to the federal claims but has denied it as to the state claims. The litigation is still in the preliminary stages, and merits discovery has begun and is continuing. The Company has denied the allegations and continues to defend the actions vigorously.

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

                             U.S. HEALTHCARE, INC.

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

                             U.S. HEALTHCARE, INC.

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

     In 1995, premium revenue growth resulted from significant enrollment growth in both Commercial and government plans. The Company expects its premium revenue growth to continue to come from both Commercial and government plans. The Company is experiencing pricing pressures in its Commercial plans as a result of intensified competition from new and existing competitors and increasing demands by customers for lower premiums. The ability of the Company to increase the number of persons covered by its health plans or to increase premiums is also affected by competition in any particular area and the desire and ability of employers to self-fund their health benefit plans. Premium rates for Commercial and government plans are also subject to governmental action.

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

     Medical costs increased $583,053,000 or 29% over 1994, primarily due to a 17% growth in U.S. Healthcare-insured member months, and higher costs per member. Compared to 1994, the weighted average medical cost per member increased 11% to $111 per member per month. Factors for the per member increase include changes in product and geographic mix (primarily due to an increase in the proportion of Medicare enrollment to total enrollment), contractual changes in provider rates, higher specialist usage, higher capitation rates and the inclusion of a pharmacy benefit for most Medicare members. Medical costs are impacted by changes in product and geographic mix because various plans exert different pressures on medical costs. Plans that provide HMO members an option to obtain medical services, without a referral, from any provider the member chooses, subject to, among other things, certain deductibles and coinsurance, and plans in newer geographic markets may result in an increase in medical costs as a result of an increase in members obtaining care from providers not under contract with the Company. Differences in plan features, such as different copayment and coinsurance levels, may result in an increase or decrease in utilization of medical services. Medicare plans have substantially higher medical costs per member than Commercial plans because Medicare plan members use substantially more medical services per member than Commercial plan members. Compared to 1994, medical costs rose 5% to $101 per member per month for Commercial plans, 6% to $352 per member per month for Medicare plans and 22% to $109 per member per month for Medicaid plans.

     Administrative, marketing and other operating costs increased $90,506,000 or 28% over 1994. Personnel costs contributed the largest increase as a result of higher salaries and an increase in the number of employees necessitated, in part, by higher business volume and changes in product mix, and increased marketing capability. As of December 31, 1995, the Company employed 885 sales and marketing personnel, a 48% increase since December 31, 1994. Employer-funded health plans cost substantially the same per member to administer as insured health plans but provide significantly less revenue per member. Accordingly, an increase in the proportion of employer-funded health plan enrollment to total enrollment results in an increase in administrative, marketing and other operating costs as a percentage of operating revenue.

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